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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 13E-3/A
                    AMENDMENT NO. 1 TO TRANSACTION STATEMENT

                             UNDER SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

                            THERMO OPTEK CORPORATION
                                (NAME OF ISSUER)

                             OPTEK ACQUISITION INC.
                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  883582 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          SANDRA L. LAMBERT, SECRETARY
                             OPTEK ACQUISITION INC.
                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02454-9046
                                 (781) 622-1000
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

             SETH H. HOOGASIAN, GENERAL COUNSEL                             DAVID E. REDLICK, ESQ.
                THERMO ELECTRON CORPORATION                                    HALE AND DORR LLP
                      81 WYMAN STREET                                           60 STATE STREET
                       P.O. BOX 9046                                      BOSTON, MASSACHUSETTS 02109
             WALTHAM, MASSACHUSETTS 02454-9046                                  (617) 526-6000
                       (781) 622-1000

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b. [ ] The filing of a registration statement under the Securities Act of 1933.
    c.  [ ]  A tender offer.
    d.  [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]
Check the following box if this is a final amendment reporting the results of the transaction. [ ]

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE
                 ----------------------                                       --------------------
                      $88,708,485                                                   $17,742

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of up to 5,913,899 shares of Common Stock, par value $.01 per share, of Thermo Optek Corporation at $15.00 per share.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:  $17,742
Form or registration no.:  Schedule 13E-3 (File No. 5-46331)
Filing party: Optek Acquisition Inc., Thermo Instrument Systems Inc., Thermo Electron Corporation
Date filed:  March 6, 2000
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

                               SUMMARY TERM SHEET

     This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the going private merger involving Thermo Optek Corporation, how it affects you, what your rights are with respect to the merger as a stockholder of Thermo Optek and the position of Thermo Instrument Systems Inc. and Thermo Electron Corporation regarding the fairness of the terms of the merger.

* PURPOSE OF THE MERGER (PAGE 7).

- On January 31, 2000, Thermo Electron announced that its Board of Directors had authorized its management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries. As part of this reorganization, Thermo Electron plans to acquire the public minority interest in most of its subsidiaries that have minority investors, spin off its separation technologies and fiber-based products business and its medical products business and divest a variety of non-core businesses. The primary goal of the reorganization is for Thermo Electron and each of its spun-off subsidiaries to focus on its core business. The purpose of the merger is for Thermo Instrument and Thermo Electron to acquire the minority public interest in Thermo Optek as part of Thermo Electron's overall reorganization and to provide Thermo Optek's stockholders with $15.00 in cash for each of their shares of Thermo Optek common stock. Following the merger, Thermo Electron plans to retain Thermo Optek as part of Thermo Electron's core instrument business.

* PRINCIPAL TERMS OF THE MERGER.

- The Merger (page 24). Thermo Instrument and Thermo Electron plan to contribute all of the shares of common stock of Thermo Optek owned by them to Optek Acquisition in exchange for shares of common stock of Optek Acquisition. As a result of this contribution, Optek Acquisition expects that it will own at least 90% of Thermo Optek's outstanding shares. On May 11, 2000, or as soon thereafter as possible, Thermo Instrument and Thermo Electron will cause Optek Acquisition to merge with and into Thermo Optek in a "short-form" merger. After the merger, Thermo Instrument will own 98% of Thermo Optek's common stock and Thermo Electron will own 2% of Thermo Optek's common stock assuming no options to acquire Thermo Optek common stock are exercised and no outstanding Thermo Optek convertible debentures are converted prior to the merger. Optek Acquisition does not intend to enter into a merger agreement with Thermo Optek or to seek the approval of the directors of Thermo Optek for the merger. Stockholders of Thermo Optek will not be entitled to vote their shares with respect to the merger.

- Merger Consideration (pages 7 and 21). The consideration in the merger will be $15.00 per share in cash. This price is equal to a premium of approximately 6.67% over the last reported sale price of $14.0625 per share of Thermo Optek common stock on the American Stock Exchange on the last trading date prior to the announcement, on January 31, 2000, of our intention to take Thermo Optek private. The last reported sale price of Thermo Optek common stock on the American Stock Exchange on April 13, 2000, the day prior to the date of this
  Schedule 13E-3, was $14.75 per share.

- Affiliation of Thermo Optek, Optek Acquisition, Thermo Instrument and Thermo Electron. As of January 28, 2000, Thermo Instrument owned 93.2% and Thermo Electron owned 2.0% of the outstanding shares of common stock of Thermo Optek. Thermo Instrument is a majority-owned subsidiary of Thermo Electron. Certain officers and directors of Thermo Instrument and Thermo Electron are also officers or directors of Thermo Optek.

- Thermo Optek Shares Outstanding; Ownership by Optek Acquisition (page 5). As of January 28, 2000, 51,055,798 shares of Thermo Optek common stock were outstanding, options to purchase 2,898,138 shares of Thermo Optek common stock were outstanding and 4,947,076 shares were issuable upon exercise of conversion rights under Thermo Optek's outstanding 5% subordinated convertible debentures due October 15, 2000. Thermo Instrument and Thermo Electron owned a total of 48,592,424 shares of Thermo Optek common stock, or approximately 95.2% of the outstanding shares of Thermo Optek common stock, as of January 28, 2000. Of the shares owned by Thermo Instrument and Thermo Electron, 552,387 shares have been reserved for issuance pursuant to stock options granted by Thermo Instrument and Thermo Electron under their respective stock option plans.

- Payment for Shares (page 24). We will pay you for your shares of Thermo Optek common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Thermo Optek on the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 -- "Terms of the Transaction" in this Schedule 13E-3.

- Other Possible Purchases of Thermo Optek Common Stock (page 6). If, before the merger is effective, the aggregate ownership by Thermo Electron and its subsidiaries, including Thermo Instrument, of the outstanding shares of Thermo Optek common stock should fall below 90% because of the exercise of outstanding options, the conversion of outstanding debentures or for any other reason, Optek Acquisition intends to acquire additional shares of Thermo Optek common stock on the open market or in privately negotiated transactions to the extent required for the aggregate ownership of Thermo Optek common stock by Thermo Electron and its subsidiaries to equal or exceed 90%. These purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the $15.00 per share price in the merger. In addition, Thermo Electron may, in those circumstances, convert all or a portion of the $8,455,000 principal amount of Thermo Optek debentures that it holds into shares of Thermo Optek common stock and contribute those shares to Optek Acquisition. The debentures held by Thermo Electron are convertible into a total of 606,328 shares of Thermo Optek common stock at a price of $13.9446 per share. See "Introduction."

- Source of Funds (page 29). The total amount of funds expected to be required by Optek Acquisition to pay the merger consideration for Thermo Optek common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $38.3 million assuming no options to acquire Thermo Optek common stock are exercised and no outstanding Thermo Optek convertible debentures are converted prior to the merger. Optek Acquisition will obtain these funds from Thermo Instrument as a loan or a capital contribution. Thermo Instrument intends to borrow funds from Thermo Electron to fund this loan or capital contribution. Thermo Electron has committed to provide any required financing to Thermo Instrument. There are no conditions to the financing of the merger.

* THERMO INSTRUMENT'S AND THERMO ELECTRON'S POSITION ON THE FAIRNESS OF THE MERGER (PAGE 12).

- Determination of the Special Committee of the Board of Directors of Thermo Instrument and the Board of Directors of Thermo Electron. The board of directors of Thermo Instrument, at a meeting held on January 20, 2000, appointed Richard F. Syron and Polyvios C. Vintiadis, then directors of Thermo Instrument, to act as a special committee of the board of directors of Thermo Instrument with full authority to authorize and determine the terms of the merger and to determine whether the merger is fair to the public stockholders of Thermo Optek. The board of directors of Thermo Electron and the special committee of the board of directors of Thermo Instrument have determined that the terms of the merger are fair to the stockholders of Thermo Optek. In considering the fairness from a financial point of view of the $15.00 per share merger consideration, the board of directors of Thermo Electron and the special committee of the board of directors of Thermo Instrument reviewed and relied in part upon an analysis of the ranges of potential values of the shares of Thermo Optek's common stock that resulted from the application of several accepted valuation methodologies. This analysis, including the selection of valuation methodologies, was prepared by J.P. Morgan Securities Inc. and The Beacon Group Capital Services, LLC. J.P. Morgan and The Beacon Group are the financial advisors to Thermo Instrument and Thermo Electron in connection with the merger and the reorganization of Thermo Electron and its subsidiaries described above. For a discussion of the factors that the board of directors of Thermo Electron and the special committee of the board of directors of Thermo Instrument considered in determining the fairness of the merger and a summary of the financial analysis prepared by J.P. Morgan and The Beacon Group, see

  "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness" and "--Reports, Opinions, Appraisals and
  Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."

- Potential Conflicts of Interest. Thermo Instrument is the majority stockholder of Thermo Optek. Thermo Electron is the majority stockholder of Thermo Instrument. Some of the officers and directors of Thermo Instrument and Thermo Electron are also officers or directors of Thermo Optek and own shares of common stock of, or hold options to purchase shares of common stock of, Thermo Electron, Thermo Instrument and/or Thermo Optek. As a result, there are various actual or potential conflicts of interest in connection with the merger.

* Consequences of the Merger (page 9).

     Completion of the merger will have the following consequences:

- Thermo Instrument and Thermo Electron will have complete control over Thermo Optek's business.

- Thermo Instrument and Thermo Electron will own 100% of the equity interest in Thermo Optek's business and will solely have the benefit or detriment of any change in Thermo Optek's value.

- The shares of Thermo Optek will no longer be listed on the American Stock Exchange.

- Thermo Optek will no longer be subject to the requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this
  Schedule 13E-3.

- After the merger, each of your shares, subject to statutory appraisal rights, will be converted into the right to receive $15.00 in cash, without interest.

* Appraisal Rights (page 25).

- You have a statutory right to dissent from the merger and demand payment of the judicially appraised fair value of your Thermo Optek shares plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $15.00 per share in cash consideration in the merger. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4 -- "Terms of the Transaction -- Appraisal Rights" in this
  Schedule 13E-3.

* For More Information (page 21).

- More information regarding Thermo Optek, Thermo Instrument and Thermo Electron is available from their public filings with the Securities and Exchange Commission. See Item 2 -- "Subject Company Information" and Item
  3 -- "Identity and Background of Filing Person" in this Schedule 13E-3.

- If you have any questions about the merger, please call the Corporate Secretary of Thermo Instrument at (781) 622-1000.

                                  INTRODUCTION

     This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), (ii) Optek Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Thermo Instrument ("Optek Acquisition"), and (iii) Thermo Electron Corporation, a Delaware corporation and the holder of a majority of the outstanding capital stock of Thermo Instrument ("Thermo Electron"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a "short-form" merger (the "Merger") of Optek Acquisition with and into Thermo Optek Corporation, a Delaware corporation (the "Company" or "Thermo Optek"), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). The effective date (the "Effective Date") of the Merger is expected to be May 11, 2000 or as soon thereafter as possible.

     As of January 28, 2000, there were issued and outstanding 51,055,798 shares of common stock, $.01 par value per share (the "Shares"), of the Company. As of January 28, 2000, Thermo Instrument and Thermo Electron held a total of 48,592,424 Shares, or approximately 95.2% of the total Shares outstanding. Of the Shares owned by Thermo Instrument and Thermo Electron, 552,387 Shares have been reserved for issuance pursuant to stock options granted by Thermo Instrument and Thermo Electron under their respective stock option plans. Thermo Electron and Thermo Instrument intend to acquire the Shares that they do not currently own through the Merger. Thermo Electron and Thermo Instrument intend to contribute the Shares that they currently own to Optek Acquisition immediately before the Effective Date in exchange for common stock of Optek Acquisition.

     Upon the consummation of the Merger, each outstanding Share (other than Shares held by Optek Acquisition, the Company and stockholders of the Company who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $15.00 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to American Stock Transfer & Trust Company (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Thermo Optek on the Effective Date and should be read carefully.

     Under the DGCL, no action is required by the Board of Directors or the stockholders of the Company, other than Optek Acquisition, for the Merger to become effective. The Company will be the surviving corporation in the Merger. As a result of the Merger, Thermo Instrument and Thermo Electron will be the only stockholders of the Company.

     As of January 28, 2000, options to purchase an aggregate of 2,898,138 Shares (the "Options") were outstanding under the Company's Directors Stock Option Plan, Equity Incentive Plan and Employees Equity Incentive Plan (the "Plans"). The exercise prices of the outstanding Options range from $7.85 to $16.88. It is possible that some of the Options will be exercised before the Effective Date.

     The Company also has outstanding $69 million principal amount of 5% Subordinated Convertible Debentures due October 15, 2000 (the "Debentures"), which in the aggregate are currently convertible into 4,947,076 Shares at a conversion price of $13.9446 per Share. Thermo Electron holds $8,455,000 principal amount of the Debentures, which are currently convertible into a total of 606,328 Shares. The Debentures will remain outstanding after the Merger. In accordance with the terms of the Debentures, the Company will amend the Fiscal Agency Agreement which governs the Debentures to provide that on and after the Effective Date the Debentures shall no longer be convertible into Shares and that from the Effective Date until the redemption of the Debentures, each Debenture shall be convertible only into an amount of cash equal to the product of the number of Shares into which such Debenture was convertible on the Effective Date multiplied by the Merger Price. Although the holders of the Debentures will be entitled to receive the benefit of the Merger Price without exercising their conversion rights before the Effective Date, it is possible that some or all of the Debentures will be converted before the Effective Date. The Company has announced that it will not establish a redemption date for the Debentures that is less than 90 days after the Effective Date.

     If, because of the exercise of Options, the conversion of the Debentures or for any other reason, Optek Acquisition owns, or determines that it might on the Effective Date own, less than 90% of the then outstanding Shares, Optek Acquisition may make open market or privately negotiated purchases of Shares to the extent necessary for Optek Acquisition to own at least 90% of the outstanding Shares on the Effective Date. Any such open market or privately negotiated purchases by Optek Acquisition would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the Merger Price. In addition, Thermo Electron may convert all or a portion of the Debentures it holds into Shares before the Effective Date and contribute such Shares to Optek Acquisition.

     This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of Thermo Instrument and Thermo Electron and their Boards of Directors, including statements concerning Thermo Instrument's and Thermo Electron's strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

                                SPECIAL FACTORS

           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

PURPOSES

     On January 31, 2000, Thermo Electron announced that its Board of Directors had authorized its management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries. As part of this reorganization, Thermo Electron plans to acquire the public minority interest in most of its subsidiaries that have minority investors, spin off its separation technologies and fiber-based products business and its medical products business and divest a variety of non-core businesses. The primary goal of the reorganization is for Thermo Electron and each of its spun-off subsidiaries to focus on their respective core businesses. The purpose of the Merger is to enable Thermo Electron and Thermo Instrument to acquire all of the outstanding equity interest in the Company as part of Thermo Electron's overall reorganization and to provide the Merger Price of $15.00 per Share in cash to the stockholders of the Company other than Thermo Electron and Thermo Instrument (the "Public Stockholders"). Following the Merger, Thermo Electron plans to retain Thermo Optek as part of Thermo Electron's core instrument business.

     The reorganization and the Merger reflect a significant change in Thermo Electron's strategic plan, both in terms of Thermo Electron's business focus and operating structure.

     - Until Thermo Electron adopted the reorganization plan, Thermo Electron had historically operated a diversified group of businesses, including the instruments business. If Thermo Electron completes all aspects of the reorganization, Thermo Electron will focus primarily on a variety of segments in the instruments business. Some of the businesses that Thermo Electron currently conducts through Thermo Instrument would be central to this new focus.

     - Thermo Electron has historically pursued a strategy of offering minority interests in certain of its subsidiaries to the public. Certain of these subsidiaries, in turn, pursued the same strategy. Thermo Electron's Board of Directors and management has reevaluated the benefits and detriments of this corporate structure and concluded that Thermo Electron would benefit if it reorganized its instrument businesses under a single parent company without minority interests.

The Merger and the reorganization are part of this change in Thermo Electron's strategic plan. Thermo Electron is taking these actions at this time because of a determination by Thermo Electron's Board of Directors and management that Thermo Electron was not achieving many of the business benefits that it sought from its prior strategy, Thermo Electron's evaluation of the capital market's reaction to its former strategy and changes in Thermo Electron's management.

ALTERNATIVES

     Thermo Instrument, Thermo Electron and Optek Acquisition believe that effecting the transaction by way of a short-form merger with Optek Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for Thermo Instrument to acquire the outstanding public minority equity interest in the Company. Thermo Instrument, Thermo Electron and Optek Acquisition considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of the Company's Board of Directors and of the Public Stockholders. Thermo Instrument, Thermo Electron and Optek Acquisition also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would in all likelihood still be required.

REASONS

     In determining whether to effect the Merger, the Board of Directors of Thermo Electron and the Special Committee of the Board of Directors of Thermo Instrument that was appointed on January 20, 2000 (the "Instrument Special Committee") considered several factors, including the financial performance and profitability of the Company and the potential benefits to the Company's business if the Company were to become part of a larger business unit. The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the following factors:

        - the prospect of achieving greater marketing, operating and administrative efficiency as a result of the Company's operations being conducted in a more coordinated manner with Thermo Electron's other instruments subsidiaries;

        - the reduction in the amount of public information available to competitors about the Company's businesses that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

        - the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time by and resources of the Company's management and Board of Directors to stockholder and analyst inquiries and investor and public relations;

        - the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Board of Directors of Thermo Electron and the Instrument Special Committee anticipate could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees;

        - the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in the Company's quarterly earnings; and

        - recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float.

     The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the advantages and disadvantages of the following alternatives to acquiring the minority stockholder interest in the Company:

        - a sale of their equity interests in the Company; and

        - leaving the Company as a majority-owned, public subsidiary.

     The first alternative, selling their equity interests in the Company, was briefly considered. It was not an alternative that was pursued at length, given that Thermo Electron and Thermo Instrument did not want to sell their equity interests in the Company, but rather intended to retain the Company as a part of Thermo Electron's core instruments business.

     In the view of the Board of Directors of Thermo Electron and the Instrument Special Committee, the principal advantage of having the Company as a majority-owned, public subsidiary of Thermo Instrument was the ability of Thermo Instrument to invest the cash that would be required to buy the minority stockholder interest in the Company for other purposes. The disadvantages of leaving the Company as a majority-owned, public subsidiary which were considered by the Board of Directors of Thermo Electron and the Instrument Special Committee included the inability to achieve many of the benefits of taking the Company private discussed above. The Board of Directors of Thermo Electron and the Instrument Special Committee concluded that the advantages of leaving the Company as a majority-owned, public subsidiary of Thermo Instrument were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

     The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the relatively low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. The Board of Directors of Thermo Electron and the Instrument Special Committee considered trends in the price of the Shares in the past twelve months and during the period between the Company's initial public offering and the announcement of Thermo Instrument's intention to take the Company private.

     In addition, the Board of Directors of Thermo Electron considered the fact that the acquisition by Thermo Instrument of the Public Stockholders' interest in the Company would advance the goal of its corporate reorganization and resolved not to object if Thermo Instrument determined to take the Company private by way of the Merger at a purchase price of $15.00 per Share.

     Thermo Instrument and Thermo Electron have determined to effect the Merger at this time as part of the larger reorganization of Thermo Electron and its subsidiaries. The Company's stock price was not a significant factor in the timing of Thermo Instrument's or Thermo Electron's decision to propose the Merger.

     This Rule 13e-3 transaction is structured as a short-form merger under
Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows the Company to become a wholly-owned subsidiary of Thermo Electron and Thermo Instrument without any action by the Board of Directors of the Company or the Public Stockholders.

EFFECTS

     GENERAL. Upon completion of the Merger, Thermo Instrument and Thermo Electron will have complete control over the conduct of the Company's business and will have a 100% interest in the net book value and net earnings of the Company. Once the Merger is completed, the Public Stockholders will no longer be able to benefit from a sale of the Company to a third party. In addition, Thermo Instrument and Thermo Electron will receive the benefit of complete control over any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. Thermo Instrument's and Thermo Electron's ownership of the Company prior to the Merger aggregated approximately 95.2%. Upon completion of the Merger, Thermo Instrument's and Thermo Electron's interest in the Company's net book value of $348,344,000 on January 1, 2000 and net earnings of $39,440,000 for the fiscal year ended January 1, 2000 will increase from approximately 95.2% to 100% of those amounts.

     STOCKHOLDERS. Upon completion of the Merger, the Public Stockholders would no longer have any interest in, and would not be stockholders of, the Company and therefore would not participate in the Company's future earnings and potential growth and would no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders would not share in any distribution of proceeds after any sales of businesses of the Company, whether contemplated at the time of the Merger or thereafter. See Item 6(c) -- "Purposes of the Transaction and Plans or Proposals -- Plans." All of the Public Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of a Public Stockholder's holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

     Upon completion of the Merger, the Public Stockholders will also not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity in the form of the Merger Price in place of an ongoing equity interest in the Company in the form of the Shares. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of the Company (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under Delaware law).

     THE SHARES. If the Merger is consummated, public trading of the Shares will cease. Thermo Instrument and Thermo Electron intend to have the Shares delisted from the American Stock Exchange ("AMEX") promptly following the Effective Date. Thermo Instrument and Thermo Electron also intend to deregister the Shares under the Exchange Act. As a result, the Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing banks to extend credit on the collateral of such securities. Following the Merger, the Shares will no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board and will no longer be eligible to serve as collateral for loans made by banks.

     TREATMENT OF THE COMPANY OPTIONS. The Company has outstanding Options to purchase 2,898,138 Shares. On the Effective Date, each outstanding Option under the Plans which has not yet vested will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron as provided below. In the case of vested Options, the holder of the Option will be given the choice of having such Option assumed by Thermo Electron or receiving cash from Thermo Instrument in an amount equal to the number of vested Shares multiplied by the difference between the Merger Price and the exercise price per Share of such Option. Each Option assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions as were applicable to the Option immediately prior to the Effective Date, except that:

        - each Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Electron common stock equal to the product of the number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Date multiplied by the Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Thermo Electron common stock, and

        - the per share exercise price for the shares of Thermo Electron common stock issuable upon exercise of such assumed Option will be equal to the quotient determined by dividing the exercise price per Share at which such Option was exercisable immediately prior to the Effective Date by the Exchange Ratio, rounded up to the nearest whole cent. The "Exchange Ratio" is a fraction, the numerator of which is the Merger Price and the denominator of which is the closing price of Thermo Electron common stock on the day immediately preceding the Effective Date as reported on the consolidated transactions tape.

     On the Effective Date, each outstanding Option to purchase Shares (each an "ESPP Stock Option") under the Company's Employees' Stock Purchase Plan (the "ESPP") will also be assumed by Thermo Electron. Each ESPP Stock Option so assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions as set forth in the ESPP immediately prior to the Effective Date, except that:

     - the assumed ESPP Stock Option shall be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Electron common stock equal to the product of the number of Shares that were issuable upon exercise of such ESPP Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Thermo Electron common stock;

     - the purchase price per share of Thermo Electron common stock shall be the lower of (a) 85% of (x) the per Share market value of the Shares on the grant date of the ESPP Stock Option divided by (y) the Exchange Ratio, with the resulting price rounded up to the nearest whole cent, and (b) 85% of the market value of Thermo Electron common stock as of the exercise date of the ESPP Stock Option; and

     - the $25,000 limit under Section 9.2(i) of the ESPP shall be applied by taking into account Thermo Electron's assumption of the ESPP Stock Options in accordance with Section 423(b)(8) of the Internal Revenue Code of 1986, as amended (the "Code"), and applicable regulations thereunder.

     DEFERRED COMPENSATION PLAN FOR DIRECTORS. On the Effective Date, the Company's deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and the Company will distribute to each participant the sum in cash equal to the balance of stock units credited to his deferred compensation account under the Deferred Compensation Plan as of the Effective Date multiplied by the Merger Price.

Based on the units accumulated on January 1, 2000, Dr. Stephen R. Levy will receive $48,484 for his units and Mr. Robert A. McCabe will receive $11,859 for his units.

     THE DEBENTURES. The Company has outstanding $69 million principal amount of Debentures, which in the aggregate are convertible into 4,947,076 Shares. On and after the Effective Date, the Debentures will remain outstanding. In accordance with the terms of the Debentures, the Company will amend the Fiscal Agency Agreement which governs the Debentures to provide that on and after the Effective Date the Debentures shall no longer be convertible into Shares and that on and after the Effective Date until the redemption of the Debentures, each Debenture shall be convertible only into an amount of cash equal to the product of the number of Shares into which such Debenture was convertible on the Effective Date multiplied by the Merger Price. Although the holders of the Debentures will be entitled to receive the benefit of the Merger Price without exercising their conversion rights before the Effective Date, it is possible that some or all of the Debentures will be converted before the Effective Date. The Company has announced that it will not establish a redemption date for the Debentures that is sooner than 90 days after the Effective Date.

     The aggregate amount of cash that the outstanding Debentures will be convertible into following the completion of the Merger is $74.2 million, assuming that no outstanding Debentures are converted into Shares before the Effective Date.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. The following is a general summary of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Code, applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose Shares were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation or upon conversion of the Debentures) and does not address any aspect of state, local, foreign or other taxation.

     A stockholder whose Shares are converted, pursuant to the Merger, into a right to receive cash will recognize gain or loss equal to the difference between (i) the amount of cash that such stockholder receives in the Merger and
(ii) such stockholder's adjusted tax basis in such Shares, assuming that such stockholder is not deemed to own additional Shares following the Merger pursuant to constructive ownership rules under Section 318 of the Code. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the Effective Date the stockholder's holding period for the Shares is more than one year. Holders of Shares should be aware that the Paying Agent will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the Merger to any stockholder that (i) has provided either an incorrect tax identification number or no number at all, (ii) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (iii) has failed to certify to the Paying Agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

     In general, cash received by Public Stockholders who exercise statutory appraisal rights ("Dissenting Stockholders") in respect of appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder. Any such Dissenting Stockholder should consult with its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the Merger.

     None of Thermo Instrument, Thermo Electron or the Company expects to recognize any gain, loss or income by reason of the Merger.

     EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             FAIRNESS OF THE MERGER

FAIRNESS

     Because Thermo Instrument and Thermo Electron together currently own a majority of the Shares, Thermo Electron, Thermo Instrument and Optek Acquisition are deemed "affiliates" of the Company under Rule 12b-2 of the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the Board of Directors of Thermo Electron and the Instrument Special Committee have considered the fairness of the Merger to the Public Stockholders.

     The Board of Directors of Thermo Instrument, at a meeting held on January 20, 2000, appointed Richard F. Syron and Polyvios C. Vintiadis, directors of Thermo Instrument, to act as the Instrument Special Committee with full authority to authorize and determine the terms of the Merger and to determine whether the Merger is fair to the Public Stockholders. Effective March 7, 2000, Dr. Syron resigned from the Board of Directors of Thermo Instrument. Neither Dr. Syron nor Mr. Vintiadis is an officer or director of the Company or owns Shares or options to purchase Shares. Dr. Syron is the chief executive officer and the Chairman of the Board of Directors of Thermo Electron. On January 22, 2000 and January 29, 2000, the Instrument Special Committee held meetings at which the proposed plan to acquire the minority stockholder interest in the Company through the Merger was presented and discussed. On January 29, 2000, the Instrument Special Committee unanimously resolved to take the Company private by having Thermo Instrument acquire for cash, through the Merger, all of the Shares held by the Public Stockholders at a purchase price of $15.00 per Share.

     On January 18, 2000 and January 28, 2000, the Board of Directors of Thermo Electron held special meetings at which Thermo Electron's management presented the proposal for Thermo Instrument to acquire all of the Shares that Thermo Electron and its subsidiaries did not already own as part of the proposed corporate reorganization of Thermo Electron and certain of its subsidiaries. The Board of Directors of Thermo Electron considered all of the factors relating to the Merger referred to above under "Purposes, Alternatives, Reasons and Effects of the Merger -- Reasons" that were considered by the Instrument Special Committee. The Board of Directors of Thermo Electron also discussed the fact that the acquisition by Thermo Instrument of the minority stockholder interest in the Company would advance the goal of Thermo Electron's proposed corporate reorganization. After consideration of these factors, the members of the Board of Directors of Thermo Electron, other than those members indicated below who did not participate in the voting, unanimously resolved that Thermo Electron would not object if Thermo Instrument determined to take the Company private through Thermo Instrument's acquisition for cash through the Merger of all of the Shares held by the Public Stockholders at a purchase price of $15.00 per Share.

     The Board of Directors of Thermo Electron and the Instrument Special Committee determined that the Merger is fair to the Public Stockholders. Messrs. George N. Hatsopoulos, John N. Hatsopoulos and Robert McCabe, then members of the Thermo Electron Board of Directors, were excused from the discussions of the terms of the Merger and from voting on the Merger because they are or were directors of the Company or hold Shares or options to purchase Shares. Of the members of the Thermo Electron Board of Directors entitled to vote on the Merger, no member of the Board of Directors of Thermo Electron or the Instrument Special Committee abstained from the votes by which the Board of Directors of Thermo Electron and the Instrument Special Committee unanimously concluded that the Merger is fair to the Public Stockholders.

FACTORS CONSIDERED IN DETERMINING FAIRNESS

     In reaching their determinations that the terms of the Merger are fair to the Public Stockholders, the Board of Directors of Thermo Electron and the Instrument Special Committee considered the factors set forth in this Section captioned " -- Fairness of the Merger," which constitute all of the material factors considered by the Board of Directors of Thermo Electron and the Instrument Special Committee in making their determinations. The Board of Directors of Thermo Electron and the Instrument Special Committee determined that each of the following factors supported their belief that the Merger is fair to the Public Stockholders:

        - Financial analysis. In considering the fairness of the Merger from a financial point of view to the Company's stockholders, including the Public Stockholders, the Board of Directors of Thermo Electron and the Instrument Special Committee reviewed and relied in part upon an analysis of the ranges of potential values of the Shares that result from the application of several accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by J.P. Morgan Securities Inc. ("J.P. Morgan") and The Beacon Group Capital Services, LLC ("The Beacon Group" and together with J.P. Morgan, the "Advisors") to assist the Board of Directors of Thermo Electron and the Instrument Special Committee with their evaluation of the Merger. Thermo Electron retained J.P. Morgan and The Beacon Group as its financial advisors for the purpose of advising Thermo Electron in connection with its strategic alternatives, including advising the Board of Directors of Thermo Electron and the Instrument Special Committee in connection with the acquisition of the minority interest in the Company. The financial analyses undertaken by the Advisors included an analysis based upon public trading multiples, comparable buy-out transactions and discounted cash flows. The analysis of trading multiples of companies engaged in businesses which the Advisors judged to be analogous to the Company's business indicated an estimated range of equity values for the Shares of approximately $12.00 to $15.75 per Share. The analysis of other buyout transactions indicated an estimated range of equity values for the Shares of between $13.75 and $16.75 per Share. The analysis based upon discounted cash flows indicated an estimated range of equity values for the Shares of between $13.50 and $16.50 per Share. The Board of Directors of Thermo Electron and the Instrument Special Committee considered the comparable buy-out transactions and discounted cash flow methodologies used by the Advisors to be analogous to a determination of the Company's going concern value. See "Special Factors -- Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."

        - Information concerning the financial performance, condition, business operations and prospects of the Company. The Board of Directors of Thermo Electron and the Instrument Special Committee believed the Merger Price to be attractive in light of the Company's current financial performance, profitability and growth prospects. In addition, the Merger would shift the risk of the future financial performance of the Company from the Public Stockholders, who do not have the power to control decisions made as to the Company's business, entirely to Thermo Electron and Thermo Instrument, who do have the power to control the Company's business and who have the resources to manage and bear the risks inherent in the business over the long term.

        - The premium reflected in the Merger Price of $15.00 per Share. The Board of Directors of Thermo Electron and the Instrument Special Committee considered the current and historical trading prices of the Shares. The market price of the Shares was $13.50 on June 7, 1996, the date of the Company's initial public offering, and was $14.0625 on January 28, 2000, the trading date immediately prior to Thermo Instrument's announcement of its intention to take the Company private. The Merger Price represented a premium of approximately 6.67% over the closing price of $14.0625 on January 28, 2000 and a premium of approximately 26% over the average closing price of $11.91 for the 30 trading days preceding the announcement. The Merger also would eliminate the exposure of the Public Stockholders to any future or continued declines in the price of the Shares. See "Special Factors -- Purposes, Alternatives, Reasons and Effect of the Merger--Effects."

        - The market price and relative lack of liquidity for the Shares and the liquidity that will be realized by the Public Stockholders from the Merger. The Board of Directors of Thermo Electron and the Instrument Special Committee believed that the liquidity that would result from the Merger would be beneficial to the Public Stockholders because Thermo Instrument's and Thermo Electron's combined significant ownership of Shares (1) results in a relatively small public float that necessarily limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares would be made by an independent entity without the consent of Thermo Instrument and Thermo Electron.

        - Thermo Electron's and Thermo Instrument's determination to retain their majority ownership of the Company and not to seek a third-party buyer for the Company. Thermo Instrument and Thermo Electron intend to retain their majority holdings in the Company, which foreclosed the opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity to the Public Stockholders. Accordingly, it is unlikely that finding a third party buyer for the Company was a realistic option for the Public Stockholders. Neither Thermo Instrument nor Thermo Electron had solicited or received an offer for the Company from a third party in the prior two years.

     Procedural Fairness. The Board of Directors of Thermo Electron and the Instrument Special Committee also determined that the Merger is procedurally fair to the Public Stockholders. In making such determination, the Board of Directors of Thermo Electron and the Instrument Special Committee considered the following factors:

        - Outside Advisors. In determining the Merger Price, the Board of Directors of Thermo Electron and the Instrument Special Committee relied in part upon an analysis prepared by the Advisors of the ranges of potential values of the Shares that resulted from the application of several accepted valuation methodologies. See "Special
          Factors -- Reports, Opinions, Appraisals and Negotiations."

        - Appraisal Rights. Public Stockholders who believe that the terms of the Merger are not fair can pursue appraisal rights in the Merger under state law.

     Certain Negative Considerations. The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the Merger and its procedural fairness:

        - Termination of participation in future growth of the Company. Following the successful completion of the Merger, the Public Stockholders would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of their holdings in the Company.

        - Conflicts of Interest. The financial interests of Thermo Electron and Thermo Instrument are adverse as to the Merger Price to the financial interests of the Public Stockholders. In addition, officers and directors of the Company have actual or potential conflicts of interest in connection with the Merger.

        - No Public Stockholder Approval. The Public Stockholders will not have an opportunity to vote on the Merger.

        - No Unaffiliated Representative or Independent Director Approval. The majority of the members of the Board of Directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for the purpose of negotiating the terms of the Merger or preparing a report concerning the fairness of the Merger. In addition, such majority of the independent members of the Company's Board of Directors have not approved the Merger.

     Other Factors. The Board of Directors of Thermo Electron and the Instrument Special Committee did not consider the net book value of the Company as a relevant factor in assessing the Company's value and, accordingly, did not evaluate the fairness of the Merger Price in relation to the Company's net book value. The

Company's net book value at January 1, 2000 was approximately $348 million which would have yielded a per Share valuation for the Company of $6.83. The Board of Directors of Thermo Electron and the Instrument Special Committee relied in part upon valuation methodologies selected by the Advisors for the purpose of their financial analysis. The Board of Directors of Thermo Electron and the Instrument Special Committee noted that the Advisors did not employ net book value in their financial analysis. Moreover, the Board of Directors of Thermo Electron and the Instrument Special Committee did not believe that an analysis based upon net book value was appropriate for an instruments business. The Board of Directors of Thermo Electron and the Instrument Special Committee believed that net book value is a valuation methodology more typically used in the banking, utilities, real estate and financial services industries.

     The Board of Directors of Thermo Electron and the Instrument Special Committee also did not consider "shopping" the Company to prospective buyers. Shopping the Company would not only entail substantial time delays and allocation of management's time and energy, but would also disrupt and discourage the Company's employees and create uncertainty among the Company's customers and suppliers. Furthermore, Thermo Instrument and Thermo Electron do not intend to sell the Company, but rather intend to continue to operate the Company as part of Thermo Electron's core instruments business, which precluded the Board of Directors of the Company from "shopping" the Company. Consequently, the Board of Directors of Thermo Electron and the Instrument Special Committee considered but gave little weight to the determination not to "shop" the Company, in light of there being other methods of valuing the Company available to them, such as the discounted cash flow information provided to Thermo Electron by the Advisors, upon which a determination of the fairness of the Merger Price could be based.

     The Board of Directors of Thermo Electron and the Instrument Special Committee did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that the Company be liquidated, whether or not the Merger was completed. See Item 6(c) -- "Purposes of the Transaction and Plans or Proposals -- Plans."

     Recent Purchases of Shares by Thermo Instrument and Thermo Electron.  See
Schedule II for information on purchases of Shares by Thermo Instrument, Thermo Electron and the Company during the past two years.

     Conclusions of the Board of Directors of Thermo Electron and the Instrument Special Committee. The Board of Directors of Thermo Electron and the Instrument Special Committee concluded that, given the performance of the Shares between the Company's initial public offering and the announcement of Thermo Instrument's intention to take the Company private, the uncertainties surrounding the Company's future growth prospects and the limited trading market for the Shares, the Merger would result in a fair treatment of the Public Stockholders. In determining that the Merger is fair to the Public Stockholders, the Board of Directors of Thermo Electron and the Instrument Special Committee considered the above factors as a whole and did not assign specific or relative weights to them, other than that the Merger Price of $15.00 per Share in cash was considered the most important factor. Notwithstanding the considerations set out in this section under the heading "-- Certain Negative Considerations," the Board of Directors of Thermo Electron and the Instrument Special Committee believe that the Merger is procedurally fair to the Public Stockholders.

     In making the determination as to fairness, the Board of Directors of Thermo Electron and the Instrument Special Committee also had access to the projections prepared by the Company's management with respect to the period from October 3, 1999 through January 1, 2000 and the fiscal year ending December 30, 2000 (the "2000 Projections"). See "-- Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or
Appraisal -- Certain Projected Financial Data."

     APPROVAL OF SECURITY HOLDERS

     Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Company's stockholders (other than approval by the directors and stockholders of Optek Acquisition).

     UNAFFILIATED REPRESENTATIVE

     The majority of the Company's directors who are not employed by the Company have not retained a representative to act on behalf of the Public Stockholders.

     APPROVAL OF DIRECTORS OF THE COMPANY

     Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Board of Directors of the Company.

     OTHER OFFERS

     No other firm offers have been made in the last two years for (a) any merger or consolidation of the Company with or into another company; (b) any sale or transfer of all or any substantial part of the Company's assets; or (c) any purchase of the Company's securities that would enable the holder to exercise control of the Company.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL

     Thermo Electron retained J.P. Morgan and The Beacon Group as its exclusive financial advisors for the purpose of advising Thermo Electron in connection with its strategic alternatives, including advising Thermo Electron and Thermo Instrument in connection with the acquisition of the minority interest in the Company. The Advisors presented an analysis of the ranges of potential values of the Shares that resulted from the application of several accepted valuation methodologies to the Board of Directors of Thermo Electron on January 18, 2000 and January 28, 2000 and to the Instrument Special Committee on January 22, 2000 and January 29, 2000. This financial analysis, including the selection of valuation methodologies, was prepared by the Advisors to assist the Board of Directors of Thermo Electron and the Instrument Special Committee with their evaluation of the Merger. At the January 28, 2000 meeting of the Board of Directors of Thermo Electron and the January 29, 2000 meeting of the Instrument Special Committee, the Advisors also orally delivered their opinion (the "Opinion"), subsequently confirmed in a written opinion dated January 29, 2000, that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in their opinion, the consideration of $15.00 net per Share in cash to be paid pursuant to the Merger was fair from a financial point of view to Thermo Instrument and Thermo Electron.

     THE ADVISORS' FINANCIAL ANALYSIS AND RELATED OPINION WAS PROVIDED TO THE BOARD OF DIRECTORS OF THERMO ELECTRON AND THE INSTRUMENT SPECIAL COMMITTEE. THE OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THERMO ELECTRON AND TO THERMO INSTRUMENT (AND NOT TO THE PUBLIC STOCKHOLDERS) AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT PUBLIC STOCKHOLDERS SHOULD EXERCISE THEIR APPRAISAL RIGHTS.

     The Advisors' Opinion is addressed only to the fairness of the Merger Price from a financial point of view to Thermo Electron and Thermo Instrument. The Advisors were not retained to, and were not expected to, render any opinion as to the fairness of the Merger Price to the Public Stockholders and the Opinion does not address the fairness of the Merger Price to the Public Stockholders. Accordingly, Public Stockholders should be aware that Thermo Electron, Thermo Instrument and the Advisors:

     - do not intend for the Advisors to have any liability to the Public Stockholders in connection with their Opinion as the Opinion does not address the fairness of the Merger Price to the Public Stockholders, and

     - are not authorizing the Public Stockholders to rely upon the Opinion in evaluating (i) whether the Merger Price is fair to the Public Stockholders or (ii) whether or not to exercise their statutory right of appraisal.

If a court were to determine that the Advisors could be held liable to the Public Stockholders on the basis of their Opinion under the federal securities laws or state law notwithstanding the express language and scope of the Opinion, the terms of the Advisors' engagement and the intention of Thermo Electron, Thermo Instrument and the Advisors, Thermo Electron and Thermo Instrument would not be able to release the Advisors from such liability. In such circumstances, the Advisors may be entitled to be indemnified by Thermo Electron for any such liability. Any holding by a court that the Advisors are not liable to the Public Stockholders in connection with their Opinion would not have any effect on the responsibilities of Thermo Electron and Thermo Instrument under the federal securities laws.

     In conducting their financial analysis and rendering their Opinion, the Advisors reviewed, among other things:

        - the audited financial statements of the Company, Thermo Instrument and Thermo Electron for the fiscal year ended January 2, 1999;

        - the unaudited financial statements of the Company, Thermo Instrument and Thermo Electron for the period ended October 2, 1999;

        - current and historical market prices of the Shares;

        - certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses deemed by the Advisors to be comparable to those of the Company;

        - the reported market prices for securities of certain other companies deemed by the Advisors to be comparable to the Company;

        - publicly available terms of certain transactions involving companies deemed by the Advisors to be comparable to the Company and the consideration paid for such companies;

        - the terms of other business combinations deemed relevant by the Advisors;

        - the 2000 Projections; and

        - certain agreements with respect to outstanding indebtedness or obligations of the Company, Thermo Instrument and Thermo Electron.

     The Advisors also held discussions with certain members of the management of the Company, Thermo Instrument and Thermo Electron with respect to certain aspects of the Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters believed necessary or appropriate to the Advisors' inquiry. In addition, the Advisors reviewed such other financial studies and analyses and considered such other information as the Advisors deemed appropriate for the purposes of their financial analysis and Opinion. No limitations were placed upon the scope of the Advisors' investigation or valuation methodologies by Thermo Instrument or Thermo Electron.

     The Advisors relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to, or discussed with, the Advisors by Thermo Instrument, Thermo Electron and the Company or otherwise reviewed by the Advisors, and the Advisors have not assumed any responsibility or liability therefor. The Advisors also assumed that there have been no material changes in the Company's condition, results of operations, business or prospects since the date of the most recent financial statements made available to the Advisors. The Advisors have not conducted, and did not assume any responsibility for conducting, any valuation, appraisal or physical inspection of any of the Company's assets or liabilities (contingent or otherwise), nor have any valuations or appraisals been provided to the Advisors. In relying on the financial analyses, projections and estimates provided to, or discussed with, the Advisors, the Advisors have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future financial performance of the Company.

     The 2000 Projections used by the Advisors were prepared by management of the Company. None of the Company, Thermo Instrument or Thermo Electron publicly discloses internal management projections of the type used by the Advisors in connection with the Advisors' analysis of the Merger, and such projections were not prepared with a view toward public disclosure. The 2000 Projections and the additional projections prepared by the Advisors were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the management of the Company, Thermo Electron and Thermo Instrument, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. See "-- Certain Projected Financial Data."

     The Advisors' financial analysis and Opinion are necessarily based on economic, market and other conditions as in effect on, and the information made available to the Advisors as of, the date of their Opinion. Subsequent developments may affect the financial analysis and the conclusions in the Opinion, and the Advisors do not have any obligation to update, revise or reaffirm their financial analysis or Opinion.

     In accordance with customary investment banking practice, the Advisors employed generally accepted valuation methods in conducting their financial analysis and reaching their Opinion. The following is a summary of the material financial analyses undertaken by the Advisors with respect to the Company and presented to the Board of Directors of Thermo Electron and the Instrument Special Committee:

     Public Trading Multiples. Using publicly available information, the Advisors compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which the Advisors judged to be analogous to the Company's business. The companies selected by the Advisors were BioRad Laboratories, Inc., Varian, Inc. and PerkinElmer, Inc. These companies were selected, among other reasons, because they compete in similar industries with fairly similar competitive dynamics and growth potential. For each comparable company, publicly available financial performance through the most recent last twelve months was measured. In addition, the Advisors derived estimates of sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and net income for the year ending December 31, 2000 for each comparable company from the Institutional Brokers Estimates System.

     The Advisors applied a range of multiples derived from such analysis to the Company's estimated (based on the 2000 Projections) sales, EBITDA, EBIT and net income for fiscal years 1999 and 2000, and arrived at an estimated range of equity values for the Shares of between $12.00 and $15.75 per Share.

     Selected Transaction Analysis. Using publicly available information, the Advisors examined 16 selected transactions in which companies engaged in businesses which the Advisors judged to be analogous to the Company's were acquired within the last four years. Specifically, the Advisors reviewed the following transactions (indicated as target/acquiror): CEM Corporation/Investor Group, Environmental Systems Corp./TSI Incorporated, Instron Corporation/Kirtland Capital Partners, PerkinElmer,
     Inc. -- Instrument Division/EG&G Inc., Inframetrics, Inc./FLIR Systems, Inc., General Scanning Inc./Lumonics Inc., Granville-Phillips Co./Helix Technology Corporation, Coburn Optical Industries Inc./Gerber Optical, Applied Intelligent Systems/ElectroScientific Industries, Inc., Tinsley Laboratories, Inc./ Silicon Valley Group Inc., PerSeptive Biosystems Inc./Perkin-Elmer Corp., Numar Corp./Halliburton Co., Wyko Corp./Veeco Instruments, EquiMed Inc.-Opthalmology/Physician Resource Group Inc., TA Instruments, Inc./Waters Corp. and Met One Inc./Pacific Scientific Co. The Advisors applied a range of multiples derived from such analysis to the Company's estimated (based on the 2000 Projections) sales, EBITDA, EBIT and net income for fiscal year 1999, and arrived at an estimated range of equity values for the Shares of between $13.75 and $16.75 per Share.

     No company or transaction used in the comparable public trading multiple analysis or the selected transaction analysis is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the Company and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, the Advisors made judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of the Company.

     Discounted Cash Flow Analysis. The Advisors conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. The Advisors calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2000 through 2004 based upon financial projections prepared by the Advisors after discussions with the management of the Company, Thermo Instrument and Thermo Electron. The Advisors also calculated a range of terminal asset values of the Company at the end of the 5-year period ending 2004 by applying a perpetual growth rate ranging from 2.0% to 3.0% to the unlevered free cash flow of the Company during the final year of the 5-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.5% to 10.5%, which were chosen by the Advisors based upon an analysis of the Company's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company's estimated 1999 fiscal year-end excess cash, option exercise proceeds and total debt. Based on this analysis, the Advisors calculated an estimated range of equity values of between $13.50 and $16.50 per Share.

     Historical Common Stock Performance. The Advisors conducted a historical analysis of the trading price of the Shares over the 52-week period prior to the date of their Opinion. During the 52-week period, based on trading prices on AMEX, the Company's Shares achieved a high trading price of $16.875 on January 24, 2000 and a low trading price of $7.625 on October 11, 1999 and October 18, 1999. On January 11, 2000, the closing price of the Shares was $10.25 and on January 25, 2000 the closing price of the Shares was $15.375.

     The summary set forth above does not purport to be, and is not, a complete description of the financial analyses or data undertaken or presented by the Advisors. The summary of the Advisors' Opinion set forth in this Schedule 13E-3 is qualified in its entirety by reference to the full text of the written Opinion. The full text of the Advisors' written Opinion, which sets forth among other things the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by J.P. Morgan and The Beacon Group in conducting their financial analysis and in rendering their Opinion, is attached as Exhibit (c) to this Schedule 13E-3. The written Opinion should be read carefully and in its entirety. A copy of the Advisors' written Opinion will be made available for inspection and copying at the principal office of Thermo Electron during its regular business hours upon request from any record holder of the Shares or a representative of such person designated as such in writing. Requests to have the Opinion made available should be directed to the Corporate Secretary of Thermo Electron at the address set forth under Item 3 -- "Identity and Background of Filing Persons -- Thermo Electron."

     The preparation of the financial analysis and the related fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at their Opinion, the Advisors considered the results of all of their analyses as a whole and did not attribute any particular weight to any analysis or factor considered by them. The Advisors believe that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of their analyses, could create an incomplete view of the processes underlying their analyses and Opinion. In addition, the Advisors may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuation resulting from any particular financial analysis described should not be taken as the Advisors' view of the actual value of the Company. The Advisors based their analyses on assumptions that they deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which the Advisors based their analyses are set forth above under the description of each such analysis. The Advisors' analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, the Advisors' analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As described above, the Advisors' financial analysis and Opinion was only one of many factors considered by the Board of Directors of Thermo Electron and the Instrument Special Committee in their determination that the terms of the Merger are fair to the Public Stockholders and should not be viewed as determinative of the views of the Board of Directors of Thermo Electron and the Instrument Special Committee with respect to the value of the Company.

     J.P. Morgan and The Beacon Group advised the Board of Directors of Thermo Electron and the Instrument Special Committee in connection with the Merger in part because the Advisors had been retained to advise Thermo Electron in connection with the overall reorganization of Thermo Electron and its subsidiaries. The Board of Directors of Thermo Electron and the Instrument Special Committee also considered J.P. Morgan's and The Beacon Group's experience and expertise. J.P. Morgan is an international corporate and investment bank and The Beacon Group is a nationally recognized private investment banking firm. As part of their investment banking businesses, J.P. Morgan and The Beacon Group are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     J.P. Morgan has advised the Board of Directors of Thermo Electron and the Instrument Special Committee that, in the ordinary course of its business, it or its affiliates may actively trade the debt and/or equity securities of the Company, Thermo Instrument, Thermo Electron and their affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short term position in such securities.

     In October 1999, Thermo Electron engaged The Beacon Group as its financial advisor in connection with Thermo Electron's proposed acquisition of the outstanding shares held by public stockholders in certain of its subsidiaries. Thermo Electron paid The Beacon Group $500,000 in fees for services rendered pursuant to that engagement in connection with the acquisition of the outstanding publicly-held shares of common stock of ThermoTrex Corporation and ThermoLase Corporation.

     As noted above, J.P. Morgan and The Beacon Group have acted as financial advisors to Thermo Electron for the purpose of advising Thermo Electron in connection with its strategic alternatives, including the proposed reorganization of Thermo Electron and its subsidiaries. As part of the proposed reorganization, it is contemplated that Thermo Electron will acquire the publicly-held minority interest in Thermo Instrument and that J.P. Morgan and The Beacon Group will act as financial advisors to Thermo Electron in connection with such acquisition.

     Pursuant to a letter agreement among Thermo Electron and J.P. Morgan and The Beacon Group, dated January 17, 2000, Thermo Electron has agreed to pay each of J.P. Morgan and The Beacon Group a fee of $500,000 for its services in connection with the Merger. In addition, J.P. Morgan and The Beacon Group will be reimbursed for expenses incurred in connection with these transactions. The letter agreement also relates to the overall proposed reorganization of Thermo Electron and provides for separate fees for services with respect to other elements of Thermo Electron's reorganization. These other fees include a minimum retainer for each of J.P. Morgan and The Beacon Group of $1.25 million, and the engagement letter provides for substantial additional compensation if some or all of the other elements of Thermo Electron's reorganization are completed. Thermo Electron has agreed to indemnify J.P. Morgan and The Beacon Group and their affiliates against certain liabilities, including liabilities under the federal securities laws, in connection with their engagement.

     CERTAIN PROJECTED FINANCIAL DATA.

     The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, Thermo Electron made the 2000 Projections available to the Advisors, the Board of Directors of Thermo Electron and the Instrument Special Committee.

     The following summary of the 2000 Projections is included in this Schedule 13E-3 because the 2000 Projections were made available to the Advisors, the Board of Directors of Thermo Electron and the Instrument Special Committee. The 2000 Projections do not reflect any of the effects of the Merger or other changes that may in the future be deemed appropriate concerning the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circum-stances then existing. Thermo Instrument and Thermo Electron believe that the assumptions upon which the 2000 Projections are based were reasonable at the time the 2000 Projections were prepared, given the information known by management of the Company at such time.

     The 2000 Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the 2000 Projections nor have they expressed any opinion or given any form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, such prospective financial information. Furthermore, the 2000 Projections necessarily make numerous assumptions, many of which are beyond the control of Thermo Instrument and Thermo Electron and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved.

     THE 2000 PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS AND STOCKHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE 2000 PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE 2000 PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE 2000 PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE 2000 PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE 2000 PROJECTIONS.

     The following are the 2000 Projections:

                                2000 PROJECTIONS
                                 (IN THOUSANDS)

                                                              PROJECTED Q4   PROJECTED   PROJECTED
                                                                  1999         1999        2000
                                                              ------------   ---------   ---------
SELECTED INCOME STATEMENT DATA:
Revenues....................................................    $120,603     $448,489    $471,344
                                                                --------     --------    --------
Costs and Operating Expenses:
  Cost of Revenues..........................................      62,626      238,140     249,640
  Selling, general, and administrative expenses.............      29,345      113,158     118,830
  Research and development expenses.........................       7,358       28,016      28,297
  Restructuring costs.......................................         183        1,281          39
                                                                --------     --------    --------
                                                                  99,512      380,595     396,806
                                                                --------     --------    --------
Operating Income............................................      21,091       67,894      74,538
Interest Income.............................................         670        2,551       2,181
Interest Expense............................................      (1,272)      (5,017)     (4,299)
Other Expense...............................................          --          (37)         --
                                                                --------     --------    --------
Income Before Provision for Income Taxes....................      20,489       65,391      72,420
Provision for Income Taxes..................................       8,384       26,289      29,795
                                                                --------     --------    --------
Net Income..................................................    $ 12,105     $ 39,102    $ 42,625
                                                                ========     ========    ========
SELECTED BALANCE SHEET DATA:
Accounts Receivable, Net....................................    $100,143     $100,143    $104,488
Inventories.................................................      65,560       65,560      61,858
Prepaid Income Taxes and Other Current Assets...............      19,006       19,006      18,832
                                                                --------     --------    --------
Total Current Assets Excluding Cash and Investments.........     184,709      184,709     185,178
Property, Plant and Equipment:
  Balance, beginning of period..............................      59,395       62,894      60,153
  Additions.................................................       2,837       10,034      11,052
  Depreciation expense......................................      (2,210)      (9,016)    (10,469)
  Sales.....................................................         131       (3,759)          1
                                                                --------     --------    --------
  Balance, end of period....................................      60,153       60,153      60,737
Cost in Excess of Net Assets of Acquired Companies..........     226,597      226,597     219,044

                             TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET

     See the section above captioned "Summary Term Sheet."

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) Name and Address. The name of the Company is Thermo Optek Corporation. The principal executive offices of the Company are located at 8 East Forge Parkway, Franklin, Massachusetts 02038, and its telephone number is (781) 622-1000.

     The Company is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov. In addition, certain material filed by the Company may also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

     (b) Securities. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.01 per share, of the Company. As of January 28, 2000, there were 51,055,798 Shares outstanding and Options to purchase 2,898,138 Shares outstanding. The Company also has outstanding $69 million principal amount of Debentures, which in the aggregate are currently convertible into 4,947,076 Shares at a conversion price of $13.9446 per Share.

     (c) Trading Market and Price. The Shares are listed on the AMEX under the symbol "TOC." The following table sets forth the high and low sales prices per Share for each of the indicated periods on the AMEX, as reported in publicly available sources.

                                                              HIGH       LOW
                                                              ----       ---
Fiscal Year Ended January 2, 1999:
          First Quarter.....................................  $17 5/8  $12 1/2
          Second Quarter....................................   18 5/16  13 3/4
          Third Quarter.....................................   14 5/8    7 3/16
          Fourth Quarter....................................   11 3/8    7 5/8
Fiscal Year Ended January 1, 2000:
          First Quarter.....................................   12 3/4    8 1/8
          Second Quarter....................................   10 7/16   8
          Third Quarter.....................................   10 3/8    7 7/8
          Fourth Quarter....................................   12 3/8    7 5/8
Fiscal Year Ending December 30, 2000:
          First Quarter.....................................   16 7/8   10 1/8
          Second Quarter (through April 13, 2000)...........   14 7/8   14 5/8

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

     (d) Dividends. The Company has never declared or paid any dividends in respect of the Shares.

     (e) Prior Public Offerings. Neither the Company nor any affiliate filing this Schedule 13E-3 has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

     (f) Prior Stock Purchases. Neither the Company nor any affiliate of the Company has purchased any Shares during the past two years, except as described in Schedule II.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

     OPTEK ACQUISITION

     (a) Name and Address. Optek Acquisition is a newly organized corporation that will be owned by Thermo Electron and Thermo Instrument and was formed for the purpose of effecting the Merger. Optek Acquisition's principal executive offices are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000.

     (b) Business Background of Entity. Optek Acquisition has been formed for the sole purpose of merging with and into the Company. Optek Acquisition is organized under the laws of the State of Delaware.

     (c) Business and Background of Natural Persons. The name, business address, position with Optek Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Optek Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of Optek Acquisition or, to the best knowledge of Optek Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Optek Acquisition or, to the best knowledge of Optek Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     THERMO INSTRUMENT

     (a) Name and Address. Thermo Instrument, a Delaware corporation, owns a majority of the outstanding Shares and is a majority-owned subsidiary of Thermo Electron. The principal executive offices of Thermo Instrument are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts, 02454-9046, and its telephone number is (781) 622-1000.

     (b) Business Background of Entity. Thermo Instrument is a global leader in the development, manufacture and sale of measurement and detection instruments used in virtually every industry to monitor, collect, and analyze data that provides knowledge for the user. For example, Thermo Instrument's powerful analysis technologies help researchers sift through data to make the discoveries that will fight disease or prolong life; allow manufacturers to fabricate ever-smaller components required to increase the speed and quality of communications; or monitor and control industrial processes on-line to ensure that critical quality standards are met efficiently and safely.

     Thermo Instrument's common stock is listed on the AMEX under the symbol "THI." Thermo Instrument is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at prescribed rates at the offices of the Commission and the American Stock Exchange as described above in
Item 2(a) -- "Subject Company Information -- Name and Address."

     (c) Business and Background of Natural Persons. The name, business address, position with Thermo Instrument, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Thermo Instrument, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I hereto. During the last five years, none of Thermo Instrument or, to the best knowledge of Thermo Instrument, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Thermo Instrument or, to the best knowledge of Thermo Instrument, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     THERMO ELECTRON

     (a) Name and Address. Thermo Electron, a Delaware corporation, owns the majority of the outstanding capital stock of Thermo Instrument, the majority owner of the Company, and directly owns a minority interest in the Company. The principal executive offices of Thermo Electron are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is
(781) 622-1000.

     (b) Business Background of Entity. Thermo Electron is a global leader in the development, manufacture and sale of measurement and detection instruments used in virtually every industry to monitor, collect, and analyze data that provides knowledge for the user. For example, Thermo Electron's powerful analysis technologies help researchers sift through data to make the discoveries that will fight disease or prolong life; allow manufacturers to fabricate ever-smaller components required to increase the speed and quality of communications; or monitor and control industrial processes on-line to ensure that critical quality standards are met efficiently and safely. Thermo Electron also operates electric power generation facilities.

     Thermo Electron's common stock is listed on the New York Stock Exchange under the symbol "TMO." Thermo Electron is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at prescribed rates at the offices of the Commission as described above in Item 2(a) -- "Subject Company Information -- Name and Address" and at the office of the New York Stock Exchange, 30 Broad Street, New York, New York 10005.

     (c) Business and Background of Natural Persons. The name, business address, position with Thermo Electron, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Thermo Electron, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I hereto. During the last five years, none of Thermo Electron or, to the best knowledge of Thermo Electron, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Thermo Electron or, to the best knowledge of Thermo Electron, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) Material Terms. Prior to the Effective Date, Thermo Instrument plans to contribute 47,563,564 Shares and Thermo Electron plans to contribute 1,028,860 Shares to Optek Acquisition, representing in the aggregate approximately 95.2% of the outstanding Shares on January 28, 2000, in exchange for common stock of Optek Acquisition. As a result of such contributions, on the Effective Date, Thermo Instrument expects to own 98% of the outstanding shares of common stock of Optek Acquisition and Thermo Electron expects to own 2% of the outstanding shares of common stock of Optek Acquisition, assuming no Options are exercised and no Debentures are converted. On the Effective Date, Thermo Instrument and Thermo Electron will cause Optek Acquisition to merge with and into the Company pursuant to Section 253 of the DGCL, with the Company to be the surviving corporation. To so merge, the Board of Directors and the stockholders of Optek Acquisition will approve the Merger and Optek Acquisition will file a Certificate of Ownership and Merger with the Secretary of State of Delaware. Upon the Effective Date:

        - each Share issued and outstanding immediately prior to the Effective Date (other than Shares owned by Optek Acquisition or the Company and Shares held by Public Stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the DGCL) will be cancelled and extinguished and be converted into and become a right to receive the Merger Price; and

        - each share of Optek Acquisition's capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of the common stock of the Company as the surviving corporation of the Merger. As a result of the Merger, Thermo Instrument and Thermo Electron will own all of the outstanding equity interests in the Company.

     Under the DGCL, because Optek Acquisition will hold at least 90% of the outstanding Shares, Optek Acquisition will have the power to effect the Merger without a vote of the Company's Board of Directors or the Public Stockholders. Optek Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's Board of Directors or the Public Stockholders. The Merger Price will be $15.00 in cash per Share. The reasons for the Merger are set out in "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Purposes," "-- Alternatives" and "-- Reasons." Certain federal income tax consequences of the Merger are set out in "Special
Factors -- Purposes, Alternatives, Reasons and Effects of the
Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     Upon completion of the Merger, in order to receive the cash Merger Price of $15.00 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Shareholder Services Department of the Paying Agent, at 40 Wall Street, 46th Floor, New York, New York, 10005, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

     The Merger will be accounted for as the acquisition of a minority interest by Thermo Instrument, using the purchase method of accounting.

     For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     (c) Different Terms. Stockholders of the Company will be treated as described in Item 4(a) "--Terms of the Transaction -- Material Terms."

     (d) Appraisal Rights. Under the DGCL, record holders of the Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Schedule 13E-3 as Exhibit (f).

     Notice of the Effective Date and the availability of appraisal rights under
Section 262 (the "Merger Notice") will be mailed to record holders of the Shares and should be reviewed. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from the Company an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

     Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Sandra L. Lambert, Secretary, Thermo Optek Corporation, c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

     If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

     A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

     Within 10 calendar days after the Effective Date, the Company, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger. Within 120 calendar days after the Effective Date, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

     Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

     The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

     If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

     For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f). STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

     (e) Provision for Unaffiliated Security Holders. None of Thermo Electron, Thermo Instrument or Optek Acquisition intends to grant unaffiliated stockholders special access to the Company's records in connection with the Merger. None of Thermo Electron, Thermo Instrument or Optek Acquisition intends to obtain counsel to or appraisal services for unaffiliated stockholders of the Company.

     (f) Eligibility for Listing or Trading.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a)(1) Transactions. The following are all transactions that occurred during the past two years between (i) Optek Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Optek Acquisition, Thermo Instrument and Thermo Electron, any of the persons listed on Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred or (2), with respect to the current year, the past portion of the current fiscal year.

     The Company has entered into a Tax Allocation Agreement with Thermo Electron which outlines the terms under which the Company will be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Electron owns at least 80% of the outstanding common stock of Thermo Instrument and Thermo Instrument owns at least 80% of the outstanding Shares. In years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would file its own tax returns. In 1998 and 1999, the Company was assessed $11,500,000 and $11,353,000, respectively, by Thermo Electron under the Tax Allocation Agreement. As of January 1, 2000, the Company owed Thermo Electron $7,678,000 for amounts due under the Tax Allocation Agreement.

     On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc ("Fisons"), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. In August 1998, the Company agreed to acquire Gebruder Haake GmbH ("Haake"), a business formerly part of Fisons, from Thermo Instrument for 2,075,342 Shares, valued at $23,814,000 at the time of the transaction, and the assumption of $10,354,000 of debt. The price was approved by the Boards of Directors of the Company and Thermo Instrument.

     To partially fund several acquisitions, in August 1997 the Company borrowed $40,000,000 from Thermo Electron pursuant to a promissory note due August 1998 and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. This note was repaid in August 1998. The interest rate on the note at the time it was repaid was 5.73%.

     The Company purchases and sells products and/or services in the ordinary course of business with other subsidiaries of Thermo Electron. In 1998 and 1999, the Company sold a total of $9,425,000 and $9,287,000, respectively, of products and/or services to Thermo Electron subsidiaries.

     The human resources committee of the Company's Board of Directors (the "Committee") established a stock holding policy that required executive officers of the Company to acquire and hold a minimum number of Shares. In order to assist the executive officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company could make interest-free loans to the executive officers, to enable them to purchase Shares in the open market. The stock holding policy and the stock holding assistance plan were both subsequently amended to apply only to the chief executive officer. In 1996, Earl R. Lewis, then the Company's Chief Executive Officer, received a loan in the principal amount of $194,029 under this plan to purchase 15,000 Shares, of which amount of $155,223 was outstanding as of January 1, 2000. The loans are repayable upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise determined by the Committee.

     (2) During the past two years, there have been no transactions between Optek Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Optek Acquisition, Thermo Instrument and Thermo Electron, any of the persons listed on Schedule I hereto and any executive officer, director or affiliate of Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

     (b) Significant Corporate Events. During the past two years there have been no negotiations, transactions or material contacts between (i) Optek Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Optek Acquisition, Thermo Instrument and Thermo Electron, any of the persons listed on Schedule I hereto and (ii) except as described above, the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of assets of the Company, other than votes cast by Thermo Instrument for the election of directors of the Company in the normal course.

     (c) Negotiation or Contacts. During the past two years there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

     (e) Agreements Involving the Subject Company's Securities. There are no agreements, arrangements or understandings, whether or not legally enforceable, between Optek Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Optek Acquisition, Thermo Instrument and Thermo Electron, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (b) Use of Securities Acquired.  The securities acquired will be cancelled.

     (c) Plans. It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. Thermo Instrument intends to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential. As such, it will take such actions as it deems appropriate under the circumstances and market conditions then existing. Thermo Instrument intends to cause the Company to terminate the registration of the Shares under Section 12(b) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. Thermo Instrument also intends to cause the Company to delist its Shares from the AMEX following the Merger. For additional information see Item 4 -- "Terms of the Transaction" and "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects."

     Following Thermo Electron's reorganization, Thermo Electron plans to retain the Company as part of Thermo Electron's core measurement and detection instruments business. In connection with the reorganization of Thermo Electron and its subsidiaries, Thermo Electron intends to evaluate ways in which its instruments businesses, including the Company's business, can be more effectively integrated and operated. Thermo Instrument and Thermo Electron do not currently have any commitment or agreement for, and are not currently negotiating, the sales of any of the Company's businesses. Additionally, Thermo Electron and Thermo Instrument do not currently contemplate any material change in the composition of the Company's current management, except that Thermo Instrument intends to appoint a Board of Directors comprised solely of members of the Company's and Thermo Instrument's management after the Merger.

     In connection with its reorganization, Thermo Electron intends to acquire all of the outstanding common stock of Thermo Instrument that it does not currently own. If such transaction is completed, the Company will become an indirect wholly-owned subsidiary of Thermo Electron.

     Except as otherwise described in this Schedule 13E-3, the Company has not, and Optek Acquisition, Thermo Instrument and Thermo Electron have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

        - any extraordinary corporate transaction involving the Company after the completion of the Merger;

        - any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

        - any change in the Board of Directors or management of the Company;

        - any material change in the Company's dividend rate or policy; or

        - any other material change in the Company's corporate structure or business.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     See the section above captioned "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger."

ITEM 8.  FAIRNESS OF THE TRANSACTION

     See the section above captioned "Special Factors -- Fairness of the Merger."

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     See the section above captioned "Special Factors -- Reports, Opinions, Appraisals and Negotiations."

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds. The total amount of funds required by Optek Acquisition to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $38.3 million. Optek Acquisition will obtain the funds to pay the Merger Price to all Public Stockholders from Thermo Instrument as a loan or a capital contribution. Thermo Instrument will borrow funds from Thermo Electron to fund this loan or capital contribution. Thermo Electron has committed to provide any required financing to Thermo Instrument. The loan will be evidenced by an unsecured note due September 1, 2000 that will bear interest at a floating rate equal to the 30-day Dealer Commercial Paper Rate ("DCP Rate") plus 150 basis points adjusted at the beginning of each fiscal month of Thermo Instrument. The interest rate of the note will be reduced to the DCP Rate plus 50 basis points to the extent of any funds invested by Thermo Instrument's majority-owned subsidiaries in Thermo Electron's cash management arrangement. Because Thermo Electron has committed to provide the necessary financing for the Merger, Thermo Instrument has no alternative financing arrangements. Thermo Instrument does not have any arrangement with respect to the repayment of such loan.

     (b) Conditions.  There are no conditions to the financing of the merger.

     (c) Expenses. The Advisors are acting as financial advisors to Thermo Instrument and Thermo Electron in connection with the Merger. For a discussion of the Advisor's fees, see "Special Factors -- Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."

     The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

     None of Optek Acquisition, Thermo Instrument or Thermo Electron will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Optek Acquisition for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     The following is an estimate of fees and expenses to be incurred by Optek Acquisition in connection with the Merger:

Financial Advisors.......................................  $1,000,000
Legal....................................................     250,000
Printing.................................................      20,000
Filing...................................................      17,742
Paying Agent (including mailing).........................       7,500
Miscellaneous............................................       4,758
                                                           ----------
                                                           $1,300,000
                                                           ==========

     The Company will not pay any of the fees and expenses to be incurred by Optek Acquisition in connection with the Merger.

     (d) Borrowed Funds.  See Item 4(a) -- "Source of Funds."

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership. On the Effective Date, immediately prior to the Merger, Optek Acquisition is expected to be the owner of 48,592,424 Shares, representing 95.2% of the outstanding Shares. Because Thermo Instrument and Thermo Electron own 100% of the equity interest in Optek Acquisition, and because Thermo Electron has a controlling equity interest in Thermo Instrument, each may also be deemed to be the beneficial owners of these Shares. In addition, Thermo Electron owns $8.5 million principal amount of Debentures, which are currently convertible into 606,328 Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

     (b) Securities Transactions. Thermo Instrument and Thermo Electron will contribute the Shares held by them to Optek Acquisition prior to the Effective Date. None of the Shares referred to in the preceding paragraph were acquired in the past 60 days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

     Not applicable.

ITEM 13.  FINANCIAL STATEMENTS

     (a) Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended January 1, 2000 and January 2, 1999 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for its fiscal year ended January 1, 2000 (the "Form 10-K").

     The Form 10-K is available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Form 10-K may also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006-1881.

     (b) Pro Forma Information.  Not applicable.

     (c) Summary Information. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited consolidated financial statements contained in the Form 10-K. More comprehensive financial information is included in the Form 10-K and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Form 10-K and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

     The selected financial information of the Company presented below as of and for the fiscal years ended January 1, 2000, January 2, 1999, January 3, 1998, December 28, 1996 and December 30, 1995 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                             1999(A)     1998(B)     1997(C)     1996(D)       1995
                                                             -------     -------     -------     -------       ----
                                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues...................................................  $453,870    $447,301    $512,464    $446,583    $212,152
Income Before Extraordinary Item...........................    39,440      33,583      41,310      27,263      16,009
Net Income.................................................    39,440      33,863      41,310      27,263      16,009
Earnings per Share:
  Basic....................................................       .77         .66         .82         .56         .36
  Diluted..................................................       .74         .63         .77         .55         .36
Weighted Average Shares:
  Basic....................................................    51,112      51,639      50,669      48,564      45,000
  Diluted..................................................    56,145      57,420      57,261      55,130      45,000
BALANCE SHEET DATA (AT END OF PERIOD):
Working Capital............................................  $ 73,780    $ 97,791    $ 67,592    $ 40,150    $144,541
Total Assets...............................................   568,129     561,668     580,536     616,316     432,882
Long-term Obligations......................................        84      71,761      81,400      96,778     101,079
Shareholders' Investment...................................   348,344     327,051     288,293     266,139     220,988
OTHER DATA:
Book Value per Share.......................................  $   6.83    $   6.37    $   5.58
Cash Dividends.............................................        --          --          --          --          --
Ratio of Earnings to Fixed Charges (e).....................     8.67x       6.45x       6.29x

---------------

(a) Includes restructuring and unusual costs of $1.0 million, the repurchase of $2.5 million principal amount of 5% subordinated convertible debentures due October 2000 and the reclassification as short-term obligations of the 5% subordinated convertible debentures due October 2000.

(b) Includes restructuring and related costs of $10.1 million and an extraordinary gain of $0.3 million, net of taxes, related to the Company's purchase of $6.7 million principal amount of 5% subordinated convertible debentures.

(c) Includes the acquisition of Spectronic Instruments, Inc., effective March 1997 and the distribution of Thermo Vision Corporation in December 1997.

(d) Includes the acquisitions of Gebruder Haake GmbH, VG Systems, VG Elemental, and ARL Applied Research Laboratories, effective March 1996, and the net proceeds from the Company's initial public offering in June and July 1996.

(e) For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income before taxes and minority interest, plus fixed charges. "Fixed charges" consist of interest on indebtedness and amortization of debt expense and one-third of rental expense, which is deemed to be the interest component of such rental expense.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

     (b) Employees and Corporate Assets. No employees or corporate assets of the Company will be used by Optek Acquisition, Thermo Instrument or Thermo Electron in connection with the Merger.

ITEM 15.  ADDITIONAL INFORMATION.

     None

ITEM 16.  EXHIBITS

     (a) Letter from Earl R. Lewis, Chief Executive Officer and President of Thermo Instrument

     (b)* Letter Agreement dated March 1, 2000 between Thermo Electron and Thermo Instrument

     (c) Opinion of J.P. Morgan Securities Inc. and The Beacon Group Capital Services, LLC

     (f)* Delaware General Corporation Law Section 262
---------------

*  previously filed

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to
Schedule 13E-3/A is true, complete and correct.

                                                THERMO INSTRUMENT SYSTEMS INC.

Dated: April 14, 2000                           By: /s/ Earl R. Lewis
                                                -----------------------------------------------------
                                                Name: Earl R. Lewis
                                                Title: President and Chief Executive Officer
                                                OPTEK ACQUISITION INC.

Dated: April 14, 2000                           By: /s/ Earl R. Lewis
                                                -----------------------------------------------------
                                                Name: Earl R. Lewis
                                                Title: President
                                                THERMO ELECTRON CORPORATION

Dated: April 14, 2000                           By: /s/ Theo Melas-Kyriazi
                                                -----------------------------------------------------
                                                Name: Theo Melas-Kyriazi
                                                Title: Vice President and Chief Financial Officer

SCHEDULE I

THERMO ELECTRON

     The name, business address, position with Thermo Electron, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Thermo Electron, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Thermo Electron, each individual is a United States citizen and each individual's business address is 81 Wyman Street, Waltham, Massachusetts 02454. Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Optek Acquisition, no director or executive officer of Thermo Electron beneficially owns any Shares (or rights to acquire Shares). Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Optek Acquisition, no director or executive officer of Thermo Electron has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Thermo Electron was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. John N. Hatsopoulos resigned from the Board of Directors of Thermo Electron effective February 21, 2000. Dr. George N. Hatsopoulos retired from the Board of Directors effective March 31, 2000.

SAMUEL W. BODMAN...................    Mr. Bodman, 61, has been a director of
                                       Thermo Electron since May 1999. Since
                                       1988, Mr. Bodman has served as the
                                       chairman and chief executive officer of
                                       Cabot Corporation, a manufacturer of
                                       specialty chemicals and materials located at 75 State Street, Boston, MA 02109. Mr.
                                       Bodman is also a director of Cabot
                                       Corporation, John Hancock Financial
                                       Services, Inc., Security Capital Group
                                       Incorporated and Westvaco Corporation.

PETER O. CRISP.....................    Mr. Crisp, 67, has been a director of
                                       Thermo Electron since 1974. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm located at 30 Rockefeller Plaza, New York, NY
                                       10112, for more than five years until his retirement in September 1997. He has been the vice chairman of Rockefeller
                                       Financial Services, Inc. since December
                                       1997. Mr. Crisp is also a director of
                                       American Superconductor Corporation,
                                       Evans & Sutherland Computer Corporation,
                                       Thermedics Inc., ThermoTrex Corporation
                                       and United States Trust Corporation.

ELIAS P. GYFTOPOULOS...............    Dr. Gyftopoulos, 72, has been a director
                                       of Thermo Electron since 1976. Dr.
                                       Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear
                                       Engineering for more than 20 years until his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo BioAnalysis
                                       Corporation, Thermo Cardiosystems Inc.,
                                       ThermoLase Corporation, ThermoRetec
                                       Corporation and Trex Medical Corporation.

FRANK JUNGERS......................    Mr. Jungers, 73, has been a director of
                                       Thermo Electron since 1978. Mr. Jungers
                                       has been a consultant on business and
                                       energy matters since 1977. His business
                                       address is

                                       822 N.W. Murray Boulevard, Suite 242,
                                       Portland, OR 97229. Mr. Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Inc., Statia Terminals Group N.V., Thermo Ecotek Corporation and ThermoQuest Corporation.

ROBERT A. MCCABE...................    Mr. McCabe, 65, has been a director of
                                       Thermo Electron since 1962. He has been
                                       the chairman of Pilot Capital Corporation located at 444 Madison Avenue, Suite
                                       2103, New York, NY 10022, which is
                                       engaged in private investments, since
                                       1998. Mr. McCabe was the president of
                                       Pilot Capital Corporation from 1987 to
                                       1998. Mr. McCabe is also a director of
                                       Atlantic Bank & Trust Company, Burns
                                       International Services Corporation,
                                       Church & Dwight Company and Thermo Optek
                                       Corporation.

HUTHAM S. OLAYAN...................    Ms. Olayan, 46, has been a director of
                                       Thermo Electron since 1987. She has
                                       served since 1995 as president and a
                                       director of Olayan America Corporation, a member of the Olayan Group, and as president and a director of Competrol
                                       Real Estate Limited, another member of
                                       the Olayan Group, from 1986 until its
                                       merger into Olayan America Corporation in 1997. The surviving company which is located at 505 Park Avenue, Suite 1100,
                                       New York, NY 10022, is engaged in private investments, including real estate, and advisory services. Ms. Olayan is also a director of Trex Medical Corporation. Ms.
                                       Olayan is a citizen of Saudi Arabia.

ROBERT W. O'LEARY..................    Mr. O'Leary, 56, has been a director of
                                       Thermo Electron since June 1998. He has
                                       been the president and chairman of
                                       Premier, Inc., a strategic alliance of
                                       not-for-profit health care and hospital
                                       systems located at 12225 El Camino Real,
                                       San Diego, CA 92130, since 1995.

RICHARD F. SYRON...................    Dr. Syron, 56, has been a director of
                                       Thermo Electron since September 1997, its president and chief executive officer since June 1999 and chairman of the board since January 2000. From April 1994 until
                                       May 1999, Dr. Syron was the chairman and chief executive officer of the American
                                       Stock Exchange Inc. located at 86 Trinity
                                       Place, New York, NY 10006-1881. Dr. Syron is also a director of Dreyfus
                                       Corporation, John Hancock Financial
                                       Services, Inc., and Thermo Fibertek Inc.

ROGER D. WELLINGTON................    Mr. Wellington, 73, has been a director
                                       of Thermo Electron since 1986. Mr.
                                       Wellington serves as the president and
                                       chief executive officer of Wellington
                                       Consultants, Inc. and Wellington
                                       Associates Inc., international business
                                       consulting firms he founded in 1994 and
                                       1989, respectively, each of which is
                                       located at P.O. Box 8186, 5555 Gulf of
                                       Mexico Drive, Unit 302, Longboat Key, FL
                                       34228. Mr. Wellington is also a director of Photoelectron Corporation and Thermo
                                       Fibergen Inc.

BRIAN D. HOLT......................    Mr. Holt, 51, became the chief operating
                                       officer, energy and environment, of
                                       Thermo Electron in September 1998. Mr.
                                       Holt has been the president and chief
                                       executive officer of Thermo Ecotek
                                       Corporation, a majority-owned subsidiary of Thermo Electron located at 245 Winter
                                       Street, Waltham, MA 02451, that is
                                       involved in clean-power resources, clean fuels, and naturally derived products for protecting crops since February 1994.
                                       From March 1996 to September 1998, he was a vice president of Thermo Electron. Mr.
                                       Holt is also a director of The Randers
                                       Killam Group, Inc., Thermo Ecotek
                                       Corporation, ThermoRetec Corporation and
                                       Thermo TerraTech Inc.

JOHN T. KEISER.....................    Mr. Keiser, 64, became chief operating
                                       officer, biomedical, of Thermo Electron
                                       in September 1998 and was a vice
                                       president from April 1997 until his
                                       promotion. Mr. Keiser has been the
                                       president and chief executive officer of Thermedics Inc., a manufacturer of biomedical products, product quality-assurance systems and security devices, since March 1998 and December
                                       1998, respectively, and served as a
                                       senior vice president of Thermedics Inc.
                                       from 1994 until his promotion to
                                       president. He has also been the president of Thermo Electron's wholly owned biomedical group, a manufacturer of medical equipment and instruments, since
                                       1994. Mr. Keiser is a director of Metrika
                                       Systems Corporation, Thermedics Inc.,
                                       Thermo Cardiosystems Inc., ThermoLase
                                       Corporation, ThermoTrex Corporation and
                                       Trex Medical Corporation.

EARL R. LEWIS......................    Mr. Lewis, 56, became chief operating
                                       officer, measurement and detection, of
                                       Thermo Electron in September 1998, and
                                       served as senior vice president of Thermo
                                       Electron from June 1998 to September 1998 and vice president from September 1996 to June 1998. Mr. Lewis has been president and chief executive officer of Thermo
                                       Instrument Systems Inc., a manufacturer
                                       of measurement and detection instruments, since March 1997 and January 1998, respectively, and was chief operating officer from January 1996 to January
                                       1998. Prior to that time, he was
                                       executive vice president of Thermo
                                       Instrument Systems Inc. from January 1996 to March 1997 and senior vice president from January 1994 to January 1996. Mr.
                                       Lewis served as chief executive officer
                                       of Thermo Optek Corporation, a
                                       majority-owned subsidiary of Thermo
                                       Instrument Systems Inc. and a
                                       manufacturer of analytical instruments
                                       that measure energy and light for
                                       purposes of materials analysis,
                                       characterization and preparation, from
                                       its inception in August 1995 to January
                                       1998. Mr. Lewis has been President of
                                       Optek Acquisition since March 2000. Mr.
                                       Lewis is a director of FLIR Systems Inc., Metrika Systems Corporation, SpectRx
                                       Inc., Spectra-Physics Lasers, Inc.,
                                       Thermo BioAnalysis Corporation, Thermo
                                       Instrument Systems Inc., Thermo Optek
                                       Corporation and ThermoQuest Corporation.

THEO MELAS-KYRIAZI.................    Mr. Melas-Kyriazi, 40, has been a vice
                                       president, of Thermo Electron since March
                                       1998 and its chief financial officer
                                       since January 1999. Prior to his
                                       appointment as a vice president of Thermo
                                       Electron, Mr. Melas-Kyriazi served as
                                       president and chief executive officer of ThermoSpectra Corporation, a subsidiary of Thermo Instrument that develops, manufactures, and markets precision imaging, inspection, measurement, and temperature-control instrumentation, from its inception in August 1994 until March
                                       1998. He is a director of ThermoRetec
                                       Corporation. Mr. Melas-Kyriazi is a
                                       citizen of Greece.

WILLIAM A. RAINVILLE...............    Mr. Rainville, 58, became chief operating
                                       officer, recycling and resource recovery, of Thermo Electron in September 1998. Mr.
                                       Rainville was a senior vice president of Thermo Electron from March 1993 to
                                       September 1998, and a vice president of
                                       Thermo Electron from 1986 to 1993. He has been president and chief executive officer of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo
                                       Electron located at 245 Winter Street,
                                       Waltham, MA 02451 that develops and
                                       manufactures equipment and products for
                                       the papermaking and paper-recycling
                                       industries, since its inception in 1991.
                                       Mr. Rainville is also a director of
                                       Thermo Ecotek Corporation, Thermo
                                       Fibergen Inc., Thermo Fibertek Inc.,
                                       ThermoRetec Corporation and Thermo
                                       TerraTech Inc.

     Stock Ownership. The following table sets forth the beneficial ownership of common stock of the Company, as well as the common stock of Thermo Instrument and Thermo Electron, as of January 31, 2000, with respect to each director and executive officer of Thermo Electron. No director or executive officer of Thermo Electron beneficially owns any shares of capital stock of Optek Acquisition. The directors and executive officers of Thermo Electron disclaim beneficial ownership of the shares of common stock beneficially owned by Thermo Electron.

                                                           THERMO           THERMO
                                                          ELECTRON        INSTRUMENT       THERMO OPTEK
                       NAME(1)                         CORPORATION(2)   SYSTEMS INC.(3)   CORPORATION(4)
                       -------                         --------------   ---------------   --------------
Samuel W. Bodman.....................................       27,599                 0               0
Peter O. Crisp.......................................      121,767             3,009               0
Elias P. Gyftopoulos.................................       91,399            88,842               0
Brian D. Holt........................................      322,941               999           6,000
Frank Jungers........................................      171,021            26,412               0
John T. Keiser.......................................      331,636           155,211               0
Earl R. Lewis........................................      215,477           436,499         252,000
Robert A. McCabe.....................................       66,326            46,846          70,961
Theo Melas-Kyriazi...................................      458,532           182,715          40,000
Hutham S. Olayan.....................................       49,568             3,009               0
Robert W. O'Leary....................................       43,830               666               0
William A. Rainville.................................      361,499            19,065          15,000
Richard F. Syron.....................................    1,074,006                 0               0

                                                           THERMO           THERMO
                                                          ELECTRON        INSTRUMENT       THERMO OPTEK
                       NAME(1)                         CORPORATION(2)   SYSTEMS INC.(3)   CORPORATION(4)
                       -------                         --------------   ---------------   --------------
Roger D. Wellington..................................       55,795             6,759               0
All directors and current executive officers as a
  group (14 persons).................................    3,391,396           970,032         383,961

---------------
(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of the Common Stock of Thermo Electron beneficially owned by Mr. Bodman, Mr. Crisp, Dr. Gyftopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. O'Leary, Mr. Rainville, Dr. Syron, Mr. Wellington and all directors and current executive officers as a group include 26,000, 25,596, 27,442, 284,948, 24,673,
    263,230, 212,278, 27,442, 384,361, 27,442, 27,000, 294,630, 1,011,000,
    24,673 and 2,660,715 shares, respectively, that such person or members of the group have the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Shares beneficially owned by Mr. Melas-Kyriazi and all directors and current executive officers as a group include 1,071 shares allocated to Mr. Melas-Kyriazi's account maintained pursuant to the Thermo Electron's employee stock ownership plan (the "ESOP"). Shares beneficially owned by Mr. Bodman, Mr. Crisp, Dr. Gyftopoulos, Mr. Jungers, Mr. McCabe, Ms. Olayan, Mr. O'Leary, Dr. Syron, Mr. Wellington and all directors and current executive officers as a group include 1,599, 49,277, 1,378, 80,427, 34,725, 19,876, 3,830, 2,506, 26,342
    and 219,960 shares, respectively, allocated to accounts maintained pursuant to Thermo Electron's deferred compensation plan for directors. Shares beneficially owned by Ms. Olayan do not include 6,150,000 shares owned by Crescent Holding GmbH, a member of the Olayan Group. Crescent Holding GmbH is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent Holding GmbH. No director or current executive officer beneficially owned more than 1% of the Thermo Electron common stock outstanding as of such date; all directors and current executive officers as a group beneficially owned 2.16% of the Thermo Electron common stock outstanding as of January 31, 2000.

(3) Shares of the common stock of Thermo Instrument beneficially owned by Mr. Crisp, Dr. Gyftopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. O'Leary, Mr. Rainville, Mr. Wellington and all directors and current executive officers as a group include 3,009, 40,586, 999, 11,443, 71,311, 409,081, 7,925, 163,687, 3,009,
    666, 19,065, 3,009 and 733,790 shares, respectively, that such person or members of the group have the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Shares beneficially owned by Mr. Melas-Kyriazi and all directors and current executive officers as a group include 468 shares allocated to Mr. Melas-Kyriazi's account maintained pursuant to the ESOP. Shares beneficially owned by Mr. Jungers, Mr. McCabe and all directors and current executive officers as a group include 13,563, 8,908 and 22,471 shares, respectively, allocated to their respective accounts maintained pursuant to Thermo Instrument's deferred compensation plan for directors. Shares beneficially owned by Mr. Lewis include 2,987 shares held by his spouse. No director or current executive officer beneficially owned more than 1% of the Thermo Instrument common stock outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned less than 1% of the Thermo Instrument common stock outstanding as of January 31, 2000.

(4) Shares of the common stock of Thermo Optek beneficially owned by Mr. Holt, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Rainville and all directors and current executive officers as a group include 6,000, 225,000, 45,000, 40,000, 15,000 and 331,000 shares, respectively, that such person or members of the group have the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Mr. Lewis include 2,500 shares held by his spouse. Shares beneficially owned by Mr. McCabe include 5,000 shares held by a trust of which he and members of his family are trustees, 7,171 shares issuable upon conversion of $100,000 in principal amount of the 5% convertible subordinated debentures due 2000 issued by Thermo Optek and 790 shares allocated to Mr. McCabe's account maintained pursuant to the Deferred Compensation Plan. No director or current executive officer beneficially owned more than 1% of the Thermo Optek common stock outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned less than 1% of the Thermo Optek common stock outstanding as of January 31, 2000.

THERMO INSTRUMENT

     The name, business address, position with Thermo Instrument, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Thermo Instrument, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Thermo Instrument, each individual is a United States citizen and each individual's business address is 81 Wyman Street, Waltham, Massachusetts 02454. Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Optek Acquisition, no director or executive officer of Thermo Instrument beneficially owns any Shares (or rights to acquire Shares). Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Optek Acquisition, no director or executive officer of Thermo Instrument has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Thermo Instrument was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Arvin H. Smith, John N. Hatsopoulos and Richard F. Syron resigned from the Board of Directors of Thermo Instrument effective February 15, 2000, February 21, 2000 and March 7, 2000, respectively. George N. Hatsopoulos retired from the Board of Directors of Thermo Instrument effective March 31, 2000.

EARL R. LEWIS.......................     Mr. Lewis, 56, has been a director and
                                         the chief executive officer of Thermo
                                         Instrument since January 1998, and has
                                         been president of Thermo Instrument
                                         since March 1997. He was chief
                                         operating officer of Thermo Instrument
                                         from January 1996 to January 1998.
                                         Prior to that time, he was executive
                                         vice president of Thermo Instrument
                                         from January 1996 to March 1997 and
                                         senior vice president from January 1994
                                         to January 1996. Mr. Lewis has been the
                                         chief operating officer, measurement
                                         and detection, of Thermo Electron since
                                         September 1998. Prior to his
                                         appointment as chief operating officer,
                                         Mr. Lewis served as senior vice
                                         president of Thermo Electron from June
                                         1998 to September 1998 and vice
                                         president from September 1996 to June
                                         1998. Mr. Lewis served as chief
                                         executive officer of Thermo Optek from
                                         its inception in August 1995 to January
                                         1998. Mr. Lewis has been President of
                                         Optek Acquisition since March 2000. Mr.
                                         Lewis is a director of FLIR Systems
                                         Inc., Metrika Systems Corporation,
                                         SpectRx Inc., Spectra-Physics Lasers,
                                         Inc., Thermo BioAnalysis Corporation,
                                         Thermo Optek and ThermoQuest
                                         Corporation.

POLYVIOS C. VINTIADIS...............     Mr. Vintiadis, 64, has been a director
                                         of Thermo Instrument since July 1993.
                                         Mr. Vintiadis has been the chairman and
                                         chief executive officer of Towermarc

                                         Corporation, a real estate development
                                         company located at Two Sound View
                                         Drive, Greenwich, CT 06830, since 1984.
                                         Mr. Vintiadis is also a director of
                                         Spectra-Physics Lasers, Inc. and Thermo
                                         TerraTech Inc.

RICHARD W.K. CHAPMAN................     Dr. Chapman, 54, has been senior vice
                                         president of Thermo Instrument since
                                         July 1998 and was a vice president of
                                         Thermo Instrument from 1992 until July
                                         1998. He has been the chief executive
                                         officer, president and a director of
                                         ThermoQuest Corporation, a majority
                                         owned subsidiary of Thermo Instrument
                                         since its inception in June 1995.
                                         ThermoQuest Corporation develops and
                                         distributes mass spectrometers, liquid
                                         chromatographs, gas chromatographs, and
                                         multi-instrument combinations of these
                                         products for the pharmaceutical,
                                         environmental, and industrial
                                         marketplaces and is located at 2215
                                         Grand Avenue Parkway, Austin, TX
                                         78728-3812.

DENIS A. HELM.......................     Mr. Helm, 61, has been executive vice
                                         president of Thermo Instrument since
                                         January 1999, and was a senior vice
                                         president from 1994 to 1998. From 1981
                                         to 1998, Mr. Helm also served as
                                         president of Thermo Instrument's Thermo
                                         Environmental Instruments Inc.
                                         subsidiary, a manufacturer of
                                         instruments and systems for detecting
                                         and monitoring environmental
                                         pollutants. Mr. Helm also served as
                                         chief executive officer of Metrika
                                         Systems Corporation, a majority-owned
                                         subsidiary of Thermo Instrument from
                                         November 1996 until February 1998. Mr.
                                         Helm's business address is 8 East Forge
                                         Parkway, Franklin, MA 02038. Mr. Helm
                                         is also a director of Metrika Systems
                                         Corporation.

BARRY S. HOWE.......................     Mr. Howe, 44, has been a vice president
                                         of Thermo Instrument since 1994. He has
                                         been president and chief executive
                                         officer of ThermoSpectra Corporation, a
                                         subsidiary of Thermo Instrument that
                                         develops, manufactures, and markets
                                         precision imaging, inspection,
                                         measurement, and temperature-control
                                         instrumentation, since March 1998 and
                                         was appointed president, chief
                                         executive officer and a director of
                                         Thermo Optek Corporation, a
                                         majority-owned subsidiary of Thermo
                                         Instrument in October 1999. Thermo
                                         Optek is a manufacturer of analytical
                                         instruments that measure energy and
                                         light for purposes of materials
                                         analysis, characterization and
                                         preparation. Mr. Howe also served as
                                         president and chief executive officer
                                         of Thermo BioAnalysis Corporation from
                                         February 1995 to March 1998. Mr. Howe's
                                         business address is 8 East Forge
                                         Parkway, Franklin, MA 02038.

THEO MELAS-KYRIAZI..................     Mr. Melas-Kyriazi, 40, has been the
                                         chief financial officer of Thermo
                                         Instrument since January 1999. He has
                                         been a vice president of Thermo
                                         Electron since

                                         March 1998 and its chief financial
                                         officer since January 1999. Prior to
                                         his appointment as a vice president at
                                         Thermo Electron, Mr. Melas-Kyriazi
                                         served as president and chief executive
                                         officer of ThermoSpectra Corporation, a
                                         subsidiary of Thermo Instrument that
                                         develops, manufactures, and markets
                                         precision imaging, inspection,
                                         measurement, and temperature-control
                                         instrumentation, from its inception
                                         until March 1998. He is a director of
                                         ThermoRetec Corporation. Mr.
                                         Melas-Kyriazi is a citizen of Greece.

     Stock Ownership. The following table sets forth the beneficial ownership of common stock of the Company, as well as the common stock of Thermo Instrument and Thermo Electron, as of January 31, 2000, with respect to each director and executive officer of Thermo Instrument. No director or executive officer of Thermo Instrument beneficially owns any shares of capital stock of Optek Acquisition. While certain directors and executive officers of Thermo Instrument are also directors and executive officers of Thermo Electron or its subsidiaries other than the Purchaser, all such persons disclaim beneficial ownership of the shares of common stock beneficially owned by Thermo Electron.

                                                            THERMO            THERMO           THERMO
                                                          INSTRUMENT         ELECTRON          OPTEK
                       NAME(1)                         SYSTEMS INC.(2)    CORPORATION(3)   CORPORATION(4)
                       -------                         ----------------   --------------   --------------
Richard W.K. Chapman.................................       225,530            79,801          15,500
Denis A. Helm........................................       278,638           167,163          15,200
Barry S. Howe........................................       303,290            71,655          25,000
Earl R. Lewis........................................       436,499           215,477         252,000
Theo Melas-Kyriazi...................................       182,715           458,532          40,000
Polyvios C. Vintiadis................................        17,597             2,500               0
All directors and current executive officers as a
  group (6 persons)..................................     1,444,269           995,128         347,700

---------------
(1) Except as reflected in the footnotes to this table, shares of the common stock beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of the Thermo Instrument common stock beneficially owned by Dr. Chapman, Mr. Helm, Mr. Howe, Mr. Lewis, Mr. Melas-Kyriazi, Mr. Vintiadis and all directors and current executive officers as a group include 196,249, 216,250, 273,156, 409,081, 163,687, 11,745 and 1,270,168 shares, respectively, that such person or group had the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Mr. Melas-Kyriazi and all directors and current executive officers as a group include 468 shares, allocated through January 31, 2000, to Mr. Melas-Kyriazi's account maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"). Shares beneficially owned by Mr. Vintiadis and all directors and current executive officers as a group include 5,590 shares, allocated through January 1, 2000, to Mr. Vintiadis' account maintained under Thermo Instrument's deferred compensation plan for directors. Shares beneficially owned by Mr. Helm include a total of 5,264 shares held in custodial accounts for the benefit of four minor children. Shares beneficially owned by Mr. Howe include 374 shares held in custodial accounts for the benefit of his minor children. Shares beneficially owned by Mr. Lewis include 2,987 shares held by his spouse. No director or current executive officer beneficially owned more than 1% of the Thermo Instrument common stock outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned 1.21% of the Thermo Instrument common stock outstanding as of such date.

(3) Shares of the common stock of Thermo Electron beneficially owned by Dr. Chapman, Mr. Helm, Mr. Howe, Mr. Lewis, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 76,428, 99,816, 64,141, 212,278, 384,361 and 837,024 shares, respectively, that such person or group had the right to acquire within 60 days of January 31, 2000, through the exercise of stock options.

    Shares beneficially owned by Mr. Melas-Kyriazi and all directors and current executive officers as a group include 1,071 shares, allocated through January 31, 2000, to Mr. Melas-Kyriazi's account maintained pursuant to the ESOP. Shares beneficially owned by Mr. Helm include 8,100 shares held in custodial accounts for the benefit of his minor children. Shares beneficially owned by Mr. Howe include 200 shares held in custodial accounts for the benefit of his minor children. No director or current executive officer beneficially owned more than 1% of such Thermo Electron common stock outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned less than 1% of the Thermo Electron common stock outstanding as of such date.

(4) Shares of the common stock of Thermo Optek beneficially owned by Dr. Chapman, Mr. Helm, Mr. Howe, Mr. Lewis, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 15,000, 15,000, 15,000, 225,000, 40,000 and 310,000 shares, respectively, that such person or group had the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Mr. Lewis include 2,500 shares held by his spouse. No director or current executive officer beneficially owned more than 1% of the common stock of Thermo Optek outstanding as of January 31, 1999; and directors and current executive officers as a group beneficially owned less than 1% of Thermo Optek common stock outstanding as of such date.

OPTEK ACQUISITION

DIRECTORS AND EXECUTIVE OFFICERS OF OPTEK ACQUISITION

     Earl R. Lewis is the sole director and executive officer of Optek Acquisition. Information regarding Mr. Lewis is set forth above under "--Thermo Electron Corporation --Directors and Executive Officers of Thermo Electron."

                                  SCHEDULE II

               INFORMATION CONCERNING TRANSACTIONS IN THE SHARES

     The following sets forth information with respect to purchases of Shares by Thermo Optek, Optek Acquisition, Thermo Instrument and Thermo Electron during the past two years.

                                               NUMBER OF SHARES   RANGE OF PRICES PAID   AVERAGE PURCHASE PRICE
                                                  PURCHASED         PER SHARE DURING     PER SHARE PAID DURING
    QUARTER/YEAR             PURCHASER          DURING QUARTER       QUARTER($)(1)           QUARTER($)(1)
    ------------       ----------------------  ----------------   --------------------   ----------------------
3rd Quarter 1998.....  Thermo Optek                135,900         $9.0625 - $ 9.3125           $ 9.2194
3rd Quarter 1998.....  Thermo Instrument           504,600          7.3125 -   7.8125             7.5262
3rd Quarter 1998.....  Thermo Electron             298,800          7.375  -  14.4375            13.3591
4th Quarter 1998.....  Thermo Optek                342,000             7.625  -  10.0             9.2295
1st Quarter 1999.....  Thermo Optek                214,500            8.125  -  12.75            10.0151
2nd Quarter 1999.....  Thermo Optek                 19,800           8.875  -   9.875             9.1237
4th Quarter 1999.....  Thermo Optek                 80,400           9.875  -   9.875              9.875

---------------
(1) Prices per Share are net of commissions paid by the respective purchasers.

     There were no transactions in the Shares effected during the past 60 days by Optek Acquisition, Thermo Instrument, Thermo Electron or, to the best knowledge of Optek Acquisition, Thermo Instrument and Thermo Electron, the directors and executive officers of any of Optek Acquisition, Thermo Instrument or Thermo Electron.